Registration No. 33-_______________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
             SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2


               TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-1
                           (Exact Name of Registrant)

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             1150 South Olive Street
                              Los Angeles, CA 90015
              (Address of Principal Executive Office of Depositor)

(Name and Address of Agent for Service                 Copies to
James W. Dederer, Esq.                                 Stephen E. Roth, Esq.
Executive Vice President, General Counsel      Sutherland, Asbill & Brennan LLP
and Corporate Secretary                          1275 Pennsylvania Avenue, N.W.
Transamerica Occidental Life Insurance Company        Washington, D.C.  20004
1150 South Olive Street
Los Angeles, CA 90015


Approximate date of proposed public offering: as soon as practicable after the effective date of the Registration Statement.

Title of securities being registered:  Flexible Payment Variable Life Insurance
                                         Policy.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a) shall determine.

                      RECONCILIATION AND TIE BETWEEN ITEMS
                        IN FORM N-8B-2 AND THE PROSPECTUS
           [NOTE, THIS TABLE WILL BE CORRECTED ONCE DOCUMENT IS FINAL]


Item No. of
Form N-8B-2                                          Caption in Prospectus

1...........................................................  Cover Page
2...........................................................  Cover Page
3...........................................................  Not Applicable
4...........................................................  Distribution

5...........................................................  Transamerica; The Separate Account
6...........................................................  The Separate Account
7...........................................................  Not Applicable
8...........................................................  Not Applicable
9...........................................................  Legal Proceedings
10..........................................................  Summary; Description of the Company, The Separate
                                                              Account, the Funds;The Policy; Policy Termination
                                                              and Reinstatement; Other Policy Provisions

11..........................................................  Summary;; Investment Objectives and Policies
12                                                                     Summary;
13..........................................................  Summary;  ;  Charges and Deductions
14..........................................................  Summary; Application for a Policy
15..........................................................  Summary; Application for a Policy;
                                                              Payments; Allocation of Net Payments
16..........................................................  The Separate Account; Payments; Allocation of Net
                                                              Payments
17..........................................................  Summary; Surrender; Partial Withdrawal;
                                                              Charges and Deductions; Policy
Termination and Reinstatement
18..........................................................  The Separate Account; Payments
19..........................................................  Reports; Voting Rights
20..........................................................  Not Applicable
21..........................................................  Summary; Policy Loans; Other Policy
                                                              Provisions

22..........................................................  Other Policy Provisions
23..........................................................  Not Required
24..........................................................  Other Policy Provisions
25..........................................................  Transamerica
26..........................................................  Not Applicable
27..........................................................  Transamerica
28..........................................................  Directors and Principal Officers of the Company
29..........................................................  Transamerica
30..........................................................  Not Applicable
31..........................................................  Not Applicable
32..........................................................  Not Applicable
33..........................................................  Not Applicable
34..........................................................  Not Applicable
35..........................................................  Distribution
36..........................................................  Not Applicable
37..........................................................  Not Applicable
38..........................................................  Summary; Distribution
39..........................................................  Summary; Distribution
40..........................................................  Not Applicable
41..........................................................  Transamerica, Distribution
42..........................................................  Not Applicable
43..........................................................  Not Applicable
44..........................................................  Payments; Policy Value and Cash

                                                              Surrender Value
45..........................................................  Not Applicable
46..........................................................  Policy Value and Cash Surrender Value;
                                                              Federal Tax Considerations

47..........................................................  Transamerica
48..........................................................  Not Applicable
49..........................................................  Not Applicable
50..........................................................  The Separate Account
51..........................................................  Cover Page; Summary; Charges and

                                                              Deductions; The Policy; Policy Termination  and
Reinstatement;  Other Policy Provisions
52..........................................................  Addition, Deletion or Substitution of
                                                              Investments

53..........................................................  Federal Tax Considerations
54..........................................................  Not Applicable
55..........................................................  Not Applicable
56..........................................................  Not Applicable
57..........................................................  Not Applicable
58..........................................................  Not Applicable
59..........................................................  Not Applicable


          INDIVIDUAL FLEXIBLE PAYMENT VARIABLE LIFE INSURANCE POLICIES
                                 FUNDED THROUGH


               TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-1
               OF TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
Transamerica Occidental Life Separate Account VUL-1 ("Separate Account") is a separate investment account of Transamerica Occidental Life Insurance Company ("Transamerica"). Transamerica issues the individual flexible payment variable life insurance policies described in this prospectus ("Policies").

You may direct your net payments, as well as any value accumulated under the Policy, to up to seven sub-accounts of the Separate Account or to the Fixed Account, or to both. The money you place in each sub-account will be invested solely in a corresponding mutual fund investment portfolio ("portfolio"). The value of each sub-account will vary in accordance with the investment performance of the portfolio in which that sub-account invests. You bear the entire investment risk for all assets you place in the sub-accounts. This means that, depending on market conditions, the amount you invest in the sub-accounts may increase or decrease. Currently, you may choose among sub-accounts investing in the following portfolios:

Portfolios


Transamerica Variable Insurance Fund, Inc.: Growth Portfolio
Transamerica Variable Insurance Fund, Inc.: Money Market Portfolio




Policy owners may, within limits, choose the amount of initial payment and vary the frequency and amount of future payments. The Policy allows partial withdrawals and full surrender of the Policy's surrender value, within limits. The Policies are not suitable for short-term investment because of the substantial nature of the surrender charge.

IT MAY NOT BE  ADVANTAGEOUS  TO REPLACE  EXISTING  INSURANCE  WITH THE POLICY.
 THIS  PROSPECTUS IS VALID ONLY WHEN
ACCOMPANIED BY CURRENT PROSPECTUSES OF EACH OF THE PORTFOLIOS. INVESTORS SHOULD RETAIN A COPY OF THIS PROSPECTUS

FOR FUTURE REFERENCE.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE  POLICIES  ARE  OBLIGATIONS  OF  TRANSAMERICA   OCCIDENTAL  LIFE  INSURANCE
 COMPANY  AND  ARE  DISTRIBUTED  BY
TRANSAMERICA  SECURITIES  SALES  CORPORATION.  THE POLICIES ARE NOT DEPOSITS O
  OBLIGATIONS  OF, OR  GUARANTEED OR
ENDORSED BY, ANY BANK OR CREDIT UNION.  THE POLICIES ARE NOT INSURED BY THE
U. S.  GOVERNMENT,  THE FEDERAL DEPOSIT
INSURANCE  CORPORATION  (FDIC),  OR ANY OTHER FEDERAL  AGENCY.  INVESTMENTS
 IN THE POLICIES ARE SUBJECT TO VARIOUS

RISKS, INCLUDING THE FLUCTUATION OF VALUE AND POSSIBLE LOSS OF PRINCIPAL.


                              Dated January 1, 1998

                                Table of Contents

           [NOTE, THIS TABLE WILL BE CORRECTED ONCE DOCUMENT IS FINAL]


SUMMARY

SPECIAL TERMS...........................................................................................10
DESCRIPTION OF TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY, THE SEPARATE ACCOUNT, AND THE PORTFOLIOS

         12

         INVESTMENT OBJECTIVES AND POLICIES.............................................................13
         INVESTMENTADVISERS.............................................................................14
THE POLICY..............................................................................................16
         APPLICATION FOR A POLICY.......................................................................16
         FREE LOOK PERIOD...............................................................................16
         CONVERSION PRIVILEGE...........................................................................17
         PAYMENTS.......................................................................................17
         ALLOCATION OF NET PAYMENTS.....................................................................18
         TRANSFER PRIVILEGE.............................................................................18
         DEATH BENEFIT..................................................................................19
         LEVEL OPTION OR ADJUSTABLE OPTION..............................................................19
         CHANGE TO LEVEL OPTION AND ADJUSTABLE OPTION...................................................21
         CHANGE IN FACE AMOUNT..........................................................................21
         POLICY VALUE...................................................................................22
         PAYMENT OPTIONS................................................................................23
         OPTIONAL INSURANCE BENEFITS....................................................................23
         SURRENDER......................................................................................24
         PARTIAL WITHDRAWAL.............................................................................24
         PAID-UP INSURANCE OPTION.......................................................................24
CHARGES AND DEDUCTIONS..................................................................................25
         PAYMENT EXPENSE CHARGE.........................................................................25
         MONTHLY INSURANCE PROTECTION CHARGE............................................................25
         CHARGES AGAINST OR REFLECTED IN THE ASSETS OF THE VARIABLE ACCOUNT.............................27
         SURRENDER CHARGE...............................................................................28
         PARTIAL WITHDRAWAL COSTS.......................................................................29
         TRANSFER CHARGES...............................................................................29
         CHARGE FOR CHANGE IN FACE AMOUNT...............................................................29
         OTHER ADMINISTRATIVE CHARGES...................................................................30
POLICY LOANS............................................................................................30
         PREFERRED LOAN OPTION
         LOAN INTEREST CHARGED
         REPAYMENT OF OUTSTANDING LOAN
         EFFECT OF POLICY LOANS

POLICY TERMINATION AND REINSTATEMENT....................................................................31

         TERMINATION
         REINSTATEMENT

OTHER POLICY PROVISIONS.................................................................................33

         POLICY OWNER
         BENEFICIARY
         ASSIGNMENT
         LIMIT ON RIGHT TO CHALLENGE POLICY
         SUICIDE
         MISSTATEMENT OF AGE OR SEX
         DELAY OF PAYMENTS

FEDERAL TAX CONSIDERATIONS..............................................................................34

          TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
               AND THESEPARATE ACCOUNT..................................................................34
         TAXATION OF THE POLICIES.......................................................................34
         POLICY LOANS...................................................................................35
         INTEREST DISALLOWANCE
         MODIFIED ENDOWMENT CONTRACTS...................................................................35
         DISTRIBUTION UNDER MODIFIED ENDOWMENT CONTRACTS
VOTING RIGHTS...........................................................................................35
DIRECTORS AND PRINCIPAL OFFICERS OF TRANSAMERICA........................................................36
DISTRIBUTION............................................................................................37

REPORTS  37
PERFORMANCE INFORMATION.................................................................................38
LEGAL PROCEEDINGS.......................................................................................41
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS.......................................................41
FURTHER INFORMATION.....................................................................................41

MORE INFORMATION ABOUT THE FIXED ACCOUNT
         GENERAL DESCRIPTION
         FIXED ACCOUNT INTEREST
         TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND POLICY LOANS

INDEPENDENT ACCOUNTANTS.................................................................................42
FINANCIAL STATEMENTS....................................................................................42
APPENDIX A - GUIDELINE MINIMUM SUM INSURED TABLE.......................................................A-1
APPENDIX B - OPTIONAL INSURANCE BENEFITS...............................................................A-2
APPENDIX C - PAYMENT OPTIONS...........................................................................A-3
APPENDIX D - ILLUSTRATIONS.............................................................................A-4
APPENDIX E - MAXIMUM SURRENDER CHARGES.................................................................A-9


                                     SUMMARY

WHAT IS THE POLICY'S OBJECTIVE?


The objective of the Policy is to give permanent life insurance protection and help you build assets on a tax-deferred basis. Features available through the Policy include:

     o    A net death benefit that can protect your family or beneficiaries


     o    Payment options that can guarantee an income for life

     o    A personalized investment portfolio

     o    Experienced professional investment advisers

     o    Tax deferral on earnings

While the Policy is in force, it will provide:


     o    Life insurance coverage on the Insured


     o    Policy Value

     o    Surrender rights and partial withdrawal rights

     o    Loan privileges

     o    Optional insurance benefits available by rider


The Policy combines features and benefits of traditional life insurance with the advantages of professional money management. However, unlike the fixed benefits of ordinary life insurance, the Policy Value and the Adjustable Option death benefit will increase or decrease depending on investment results of the portfolios. Unlike traditional insurance policies, the Policy has no fixed schedule for payments. Within limits, you may make payments of any amount and frequency. While you may establish a schedule of payments ("planned payments"), the Policy will not necessarily lapse if you fail to make planned payments. Also, making planned payments will not guarantee that the Policy will remain in force. If the Guaranteed Death Benefit Rider is in effect, however, payments of sufficient amounts, net of withdrawals, withdrawal costs and any outstanding loans, will guarantee that the Policy will not lapse. See "Payments" and "Policy Termination and Reinstatement."


WHO ARE THE KEY PERSONS UNDER THE POLICY?


The Policy is a contract betweenthe Policy owner and Transamerica. Each Policy has a Policy owner (you), an Insured (you or another individual you select) and a beneficiary. As Policy owner, you make payments, choose investment allocations and select the Insured and beneficiary. The Insured is the person covered under the Policy. The beneficiary is the person who receives the net death benefit when the Insured dies.


WHAT HAPPENS WHEN THE INSURED DIES?


We will pay the net death benefit to the beneficiary when the Insured dies while the Policy is in effect. You may choose between two death benefit options. Under the Level Death Benefit Option ("Level Option"), the death benefit is the face amount (the insurance amount issued) or the guideline minimum sum insured (the minimum death benefit required by federal tax law), whichever is greater. Under the Adjustable Death Benefit Option ("Adjustable Option"), the death benefit is either (a) the sum of the face amount and Policy Value, or (b) the guideline minimum sum insured, whichever is greater. The net death benefit is the death benefit less any outstanding loan and due and unpaid partial withdrawals, partial withdrawal costs, and monthly insurance protection charges. However, after the final payment date (and except as provided otherwise under the Guaranteed Death Benefit Option), the net death benefit is 101% of the Policy Value less any outstanding loan and due and unpaid partial withdrawals and withdrawal costs. The beneficiary may receive the net death benefit in a lump sum or under a payment option we offer. See "Death Benefit."


CAN I EXAMINE THE POLICY?


Yes. You have the right to examine and cancel your Policy by returning it to us or to one of our representatives by the later of:

     o 45 days after the application or enrollment form for the Policy is signed, or

     o 10 days after you receive the Policy (or a longer period as required by state law for replacement policies or for other reasons). We refer to this 10 day or longer period as the "state free look period"


This right to examine and cancel your Policy is often referred to as the free look right.

If your Policy provides for a full refund under its "Right to Examine Policy" provision as required in your state, and you exercise your free look right, your refund will be the greater of


     o    Your entire payment or


     o The Policy Value plus deductions under the Policy or by the portfolios for taxes, charges or fees

If your Policy does not provide for a full refund and you exercise your free look right, you will receive, with regard to your Policy,


     o    Amounts allocated to the Fixed Account plus


     o    The current value in the Separate Account plus


     o    All fees, charges and taxes which have been imposed


After an increase in face amount, a right to cancel the increase also applies.
  See "Free Look Period."


WHAT ARE MY INVESTMENT CHOICES?


The Policy gives you an opportunity to select among a number of investment options, including sub-accounts and a Fixed Account. Seventeen portfolios from eight mutual funds advised by [advisers to be added by pre-effective amendment] and Transamerica, offer a wide range of investment objectives. The available portfolios are as follows:

Transamerica Variable Insurance Fund, Inc.: Growth Portfolio
Transamerica Variable Insurance Fund, Inc.: Money Market Portfolio

[Other portfolios to be added by pre-effective amendment.]

See "Description of Transamerica Occidental Life Insurance Company, the Separate
 Account, and the Portfolios."

This range of investment choices allows you to allocate your money among the sub-accounts to meet your investment needs. If your Policy provides for a full refund under its "Right to Examine Policy" provision as required in your state, we will allocate all sub-account investments to the sub-account investing in the Money Market Portfolio of Transamerica Variable Insurance Fund, Inc., until the end of four calendar days plus the number of days under the state free look period (usually 10 days, but longer under some circumstances). After this, we will allocate all amounts to the sub-accounts as you have chosen.


The Policy also offers a Fixed Account which provides a guaranteed minimum interest rate of 4% annually on amounts allocated to the Fixed Account. We may declare a higher rate. The Fixed Account is part of the General Account of Transamerica. Amounts in the Fixed Account do not vary with the investment performance of a portfolio. See "More Information About the Fixed Account."


CAN I MAKE TRANSFERS AMONG THE SUB-ACCOUNTS AND THE FIXED ACCOUNT?

Yes. You may transfer among the sub-accounts and the Fixed Account, subject to our consent and then current rules. You will incur no current taxes on transfers while your money is in the Policy. A transfer charge may apply to certain transfers. See "Transfer Privilege.".


HOW MUCH CAN I INVEST AND HOW OFTEN?


The number and frequency of your payments are flexible, within limits. See "Payments."


WHAT IF I NEED MY MONEY?


You may borrow up to the loan value of your Policy. You may also make partial withdrawals and you may surrender the Policy for its surrender value. There are two types of loans which may be available to you:

     o A preferred loan option is available after the tenth Policy year, and, after that date, will apply to any outstanding loans and new loan requests unless you revoke the preferred loan option in writing. The guaranteed annual interest rate credited to the portion of the Policy Value securing a preferred loan will be not less than 7.5%.

     o A non-preferred loan option is always available to you. The guaranteed annual interest rate credited to the portion of the Policy Value securing a non-preferred loan will be not less than 6.0%. The current interest rate credited is 7.2%. We may change the interest rate credited at any time in our sole discretion.

We will allocate Policy loans among the sub-accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a pro-rata allocation among the sub-accounts and the Fixed Account. We will transfer the Policy Value in each sub-account equal to the Policy loan to the Fixed Account. See "Policy Loans."

You may surrender your Policy and receive its surrender value. See "Surrender" and "Surrender Charge." After the first Policy year, you may make partial withdrawals of $500 or more from the Policy Value (provided you have not exercised the paid-up insurance option), subject to partial withdrawal costs. Under the Level Option, the face amount and Policy Value will be reduced by each partial withdrawal and the Policy Value will be further reduced by the partial withdrawal costs. Under the Adjustable Option the Policy Value will be reduced by the amount of the partial withdrawal and the withdrawal costs. We will not allow a partial withdrawal if it would reduce the face amount below $50,000. See "Partial Withdrawal" and "Partial Withdrawal Costs." A surrender or partial withdrawal may have tax consequences. See "TAXATION OF THE POLICIES."


CAN I MAKE FUTURE CHANGES UNDER MY POLICY?

Yes. There are several changes you can make after receiving your Policy, within limits. You may


     o    Cancel your Policy under its right to examine and cancel provision


     o    Transfer your ownership to someone else

     o    Change the beneficiary

     o Change the allocation of payments, with no tax consequences under current law


     o Make transfers of Policy Value among the Fixed Account and the sub accounts


     o    Adjust the death benefit by increasing or decreasing the face amount

     o Change your choice of death benefit options between the Level Option and Adjustable Option

     o    Add or remove optional insurance benefits provided by rider

CAN I CONVERT MY POLICY INTO A NON-VARIABLE POLICY?


Yes. You can convert your Policy without charge during the first 24 months after the date of issue or after an increase in face amount. On conversion, we will transfer the Policy Value in the sub-accounts to the Fixed Account. We will allocate all future payments to the Fixed Account, unless you instruct us otherwise.


WHAT CHARGES WILL I INCUR UNDER MY POLICY?


The following charges will apply to your Policy under the circumstances described. Some of these charges apply throughout the Policy's duration. Other charges apply only if you choose options under the Policy. See "Charges and Deductions."

     o From each payment, we will deduct a payment expense charge, currently 4.0%. The payment expense charge is deducted for state and local premium taxes, federal income tax treatment of Deferred Acquisition Costs, and a portion of Policy sales expenses.


     o    We deduct the following monthly charge from Policy Value:

         Monthly Insurance Protection Charge - This charge is the cost of insurance, including optional insurance benefits provided by rider.


     o The following expenses are charged against or reflected in the Separate Account:

         Administration Charge - We deduct this charge during the first 20 Policy years only. It is a daily charge for the number of days in a valuation period at a rate equivalent to an annual rate of 0.15% of the daily net asset value of each sub-account. This charge is eliminated after the twentieth Policy year. We currently waive this charge after the tenth Policy year, but we reserve the right to implement this charge after the tenth Policy year.

         Mortality and Expense Risk Charge - We impose a daily charge at a current rate equivalent to an annual rate of 0.65% of the daily net asset value of each sub-account. We may increase this charge, subject to state and federal law, to a daily rate equivalent to a rate no greater than 0.80% annually.

         Portfolio Expenses - The portfolios incur investment advisory fees and other expenses, which are reflected in the sub-accounts of the Separate Account. The levels of fees and expenses vary among the portfolios and are described below under "What Are The Expenses And Fees of the Portfolios?.


     o Charges designed to reimburse us for Policy administrative costs apply under the following circumstances:


         Charge for Change in Face Amount - For each increase or decrease in face amount, we deduct a charge of $40 from Policy Value.

         Transfer Charge - The first 12 transfers Policy Value in a Policy year are free. A current transfer charge of $10, never to exceed $25, applies for each additional transfer in the same Policy year.

         Other Administrative Charges - We reserve the right to charge for other administrative costs we incur. While there are no current charges for these costs, we may impose a charge (guaranteed never to exceed $25 per occurrence) for


              o    Changing net payment allocation instructions

              o Changing the allocation of monthly insurance protection charges among the various sub-accounts


              o Providing a projection of values in addition to your annual statement


         The charges below apply only if you surrender your Policy or make partial withdrawals:


         Surrender Charges- The charges only applies if, during the time the charges are in effect, you request a full surrender of your Policy or a decrease in face amount. The surrender charges are intended to help compensate us for certain administrative expenses and certain distribution expenses.

         The surrender charges are computed on the date of issue for the initial face amount and apply for ten years from the date of issue. New surrender charges are computed for any increase in face amount. The surrender charges for a face increase apply for ten years from the date the increase is effective, and those surrender charges only apply to the face increase.

         The amount of the surrender charges is equal to a rate per $1,000 of face amount. The rate varies by age and sex of the Insured, as well as the Policy duration (or duration since the increase in face amount). Surrender charge rates decrease each Policy year on the Policy anniversary for the initial face amount and on each twelve month anniversary of the effective date of a face increase for the charges associated with the increase.


         Partial Withdrawal Costs - We deduct the following from the Policy Value for partial withdrawals:


              o A transaction fee of 2.0% of the amount withdrawn, not to exceed $25, for each partial withdrawal for processing costs


             o A partial withdrawal charge of 5.0% of the amount withdrawn which exceeds the "Free 10%
                  Withdrawal," described below


         The partial withdrawal charge does not apply to:

              o That part of a withdrawal equal to 10% of the Policy Value in a Policy year less prior free withdrawals made in the same Policy year ("Free 10% Withdrawal")

              o    Withdrawals when no surrender charge applies

         We reduce the Policy's outstanding surrender charge, if any, by partial withdrawal charges that we previously deducted.


WHAT ARE THE EXPENSES AND FEES OF THEPORTFOLIOS?

In addition to the charges described above, certain management fees and other expenses are deducted from the assets of the underlying portfolios. The levels of fees and expenses vary among the portfolios. The following table shows the management fees and other expenses of the portfolios for 1996. For more information concerning these fees and expenses, see the prospectuses of the portfolios.

                                                              Other Portfolio             Total Portfolio
Underlying Portfolio                      Management Fee      Expenses                    Expenses

Transamerica Growth                       .75                 .10                         .85
Transamerica Money Market
[To be completed by pre-effective amendment.]






WHAT ARE THE LAPSE AND REINSTATEMENT PROVISIONS OF MY POLICY?

The Policy will not lapse if you fail to make payments unless:

         o         The surrender value is insufficient to cover the next monthly
 insurance protection charge and loan     interest accrued or

         o     The outstanding loan exceeds Policy Value less surrender charges


In either situation there is a 62-day grace period during which you must pay premium sufficient to keep the Policy in force. If you make payments at least equal to minimum monthly payments, we guarantee that your Policy will not lapse before the 49th monthly processing date from date of issue or increase in face amount, within limits. Under the Guaranteed Death Benefit Rider, if you make payments of a sufficient amount, net of withdrawals, withdrawal costs and any outstanding loans, we guarantee that your Policy will not lapse. In order to maintain this guarantee, on each Policy anniversary through the final payment date, the total of your payments, net of withdrawals, withdrawal costs and any outstanding loans, must at least equal the guaranteed death benefit premium times the number of Policy years since the Policy was issued. The guaranteed death benefit premiums are currently 90% of the guideline level premium if you elected the Level Death Benefit Option or 75% of the guideline level premium if you elected the Adjustable Death Benefit Option. Certain other conditions may apply and once terminated this rider You may reinstate your Policy within three years after the grace period, within limits.


CAN I ELECT PAID-UP INSURANCE WITH NO FURTHER PREMIUMS DUE?


Yes. The Policy provides a paid-up insurance option. If this option is elected, we will provide paid-up insurance coverage, usually having a reduced face amount, for the life of the Insured with no more premiums being due under the Policy. If you elect this option, Policy owner rights and benefits will be limited. See "Paid-Up Insurance Option."


HOW IS MY POLICY TAXED?


The Policy is given federal income tax treatment similar to a conventional fixed benefit life insurance policy. On a withdrawal of Policy Value, Policy owners currently are taxed only on the amount of the withdrawal that exceeds total payments. Withdrawals greater than payments made are treated as ordinary income. During the first 15 Policy years, however, an "income-out first" rule applies to certain distributions required under Section 7702 of the Internal Revenue Code (the "Code") because of a reduction in benefits under the Policy.


The net death benefit under the Policy is excludable from the gross income of the beneficiary. However, in some circumstances federal estate tax may apply to the net death benefit or the Policy Value.


A Policy may be considered a "modified endowment contract." This may occur if total payments during the first seven Policy years exceed the total net level payments payable if the Policy had provided certain paid-up future benefits after seven level annual payments. If the Policy is considered a modified endowment contract, all distributions (including Policy loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-out first" basis. Also, a 10% penalty tax may be imposed on that part of a distribution that is includible in income. For more information, see "FEDERAL TAX CONSIDERATIONS-MODIFIED ENDOWMENT CONTRACTS".

This Summary is intended to provide only a very brief overview of the more significant aspects of the Policy. The Prospectus and the Policy provide further detail. The Policy provides insurance protection for the named beneficiary. We do not claim that the Policy is similar or comparable to a systematic investment plan of a mutual fund. The Policy and its attached application or enrollment form are the entire agreement between you and Transamerica.

                                                   SPECIAL TERMS


Age: how old the Insured is on the birthday closest to the Date of Issue and, subsequently, the Policy anniversary.

Attained Age: the Insured's age on his or her last birthday. Attained age is used in the calculation of the Guideline Minimum Sum Insured.


Beneficiary: the person or persons you name to receive the net death benefit when the Insured dies.

Date of Issue: the date the Policy was issued, used to measure the monthly processing date, Policy months, Policy years and Policy anniversaries.


Death  Benefit:  the amount  payable  when the Insured  diesbefore  the Maturity
  Date,  before  deductions  for any
outstanding loan and due and unpaid partial withdrawals, partial withdrawal costs, and monthly insurance protection charges.

Evidence of Insurability: information, including medical information, used by us to decide the Insured's underwriting class.

Face Amount: the amount of insurance coverage issued. The initial face amount is shown in your Policy.

Final Payment Date: is the Policy anniversary nearest the Insured's 100th birthday. No payments may be made by you after this date. No monthly insurance protection charges will be deducted from the Policy Value after this date. Generally, the net death benefit after this date will equal 101% of the
 Policy Value minus any  outstanding
loan, except as otherwise provided in the Guaranteed Death Benefit Rider. Policy
 Value

Fixed  Account:  an  account  that is a part of the  General  Account  and  that guarantees  principal  and a fixed
interest rate.


General Account: all our assets other than those held in the Separate Account and other separate accounts we establish.

Guideline Minimum Sum Insured: the minimum death benefit required to qualify the Policy as a "life insurance contract" under federal tax laws. The guideline minimum sum insured is the product of


         o         The Policy Value times

         o         A percentage based on the Insured's age


Insured: the person insured under the Policy. If the Insured dies while the Policy is in force and before the Maturity Date the net death benefit will be paid to the Beneficiary.


Insurance Protection Amount:  the death benefit less the Policy Value.


Internal Revenue Code or Code: the Internal Revenue Code of 1986, as amended, and its rules and regulations.


Issuance and Acceptance: the date we mail the Policy if the application or enrollment form is approved with no changes requiring your consent; otherwise, the date we receive your written consent to any changes.

Loan Value:  the maximum amount you may borrow under the Policy.


Maturity Date: the Policy anniversary nearest the Insured's age 115.


Minimum Monthly Payment: a monthly amount shown in your Policy. If you pay this amount, we guarantee that your Policy will not lapse before the 49th monthly processing date from the date of issue or increase in face amount, within limits.


Monthly  Insurance  Protection  Charge:  the amount of money we deduct from
 Policy  Value each month to pay for the
insurance protection amount and any riders.


Monthly Processing Date: the date, shown in your Policy, when monthly insurance protection charges are deducted.


Net Death Benefit: On or before the final payment date (and before the paid-up insurance option is exercised), the net death benefit is

         o The death benefit under the elected death benefit option (Level Option or Adjustable Option) minus

         o Any outstanding loan, monthly insurance protection charges due and unpaid through the Policy month in which the Insured dies, as well as any partial withdrawals and partial withdrawal costs.

 After the final payment date (and except as otherwise provided under the Guaranteed Death Benefit Rider), the net death benefit is

         o         101% of the Policy Value minus

         o Any outstanding loan and any due and unpaid partial withdrawals and withdrawal costs.

If the paid-up insurance option is exercised, the net death benefit is the paid-up insurance amount minus any outstanding loan.


Net Payment:  your payment less a payment expense charge.
Outstanding Loan:  all unpaid Policy loans plus loan interest due or accrued.

Paid-Up Insurance: life insurance coverage for the life of the Insured, with no further premiums due.


Policy Anniversary:  annual anniversary of the date of issue.


Policy Change: any change in the face amount, the addition or deletion of a rider, or a change in death benefit option (Level Option or Adjustable Option).

Policy Value:  the total value of your Policy.  It is the sum of the:

         o Value of the units of the sub-accounts credited to your Policy plus


         o         Accumulation in the Fixed Account credited to your Policy

Policy owner: the person who may exercise all rights under the Policy, with the consent of any irrevocable beneficiary. "You" and "your" refer to the Policy owner in this Prospectus.

Portfolio: a mutual fund investment portfolio in which a corresponding sub-account invests.


Premium:  a payment you must make to us to keep the Policy in force.


Pro-rata Allocation: an allocation among the Fixed Account and the sub-accounts in the same proportion that, on the date of allocation, the portion of the Policy Value in the Fixed Account and the portion of the Policy Value in each sub-account bear to the total Policy Value net of any outstanding loans.



Separate Account: Transamerica Occidental Life Separate Account VUL-1 of Transamerica Occidental Life Insurance
Company, one of our separate investment accounts.
Sub-Account: a subdivision of the Separate Account investing exclusively in th shares of a portfolio.

Surrender Value: the Policy Value less any outstanding loan and surrender charges. The surrender value is the amount payable on a full surrender.

Transamerica: Transamerica Occidental Life Insurance Company. "We", "our" and "us" refer to Transamerica in this Prospectus.


Underwriting Class: the insurance risk classification that we assign the Insured based on the information in the application or enrollment form and other evidence of insurability we consider. The Insured's underwriting class will affect the monthly insurance protection charge and the payment required to keep the Policy in force.

Unit:  a measure of your interest in a sub-account.


Valuation  Date:  any day on which  the net  asset  value of the  shares  of any portfolio  and unit  values of any
sub-accounts are computed.  Valuation dates currently occur on


         o         Each day the New York Stock Exchange is open for trading


         o Other days (other than a day during which no payment, partial withdrawal or surrender of a Policy was received) when there is a sufficient degree of trading in a portfolio's securities so that the current net asset value of the sub-account may be materially affected


Valuation Period:  the interval between two consecutive valuation dates.




Variable Life Service Center:  our office at 440 Lincoln Street, P. O. Box 3800,
 Worcester, Massachusetts 01653.

Written Request: your request in writing, satisfactory to us, received at our Variable Life Service Center.

                                           DESCRIPTION OF TRANSAMERICA,
                                      THE SEPARATE ACCOUNT, AND THE PORTFOLIOS



TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY. Transamerica Occidental Life Insurance Company ("Transamerica") is a stock life insurance company incorporated under the laws of the State of California in 1906. Transamerica is principally engaged in the sale of life insurance and annuity policies. Transamerica is a wholly-owned subsidiary of Transamerica Insurance Corporation of California, which in turn is a direct subsidiary of Transamerica Corporation. The home office of Transamerica is 1150 South Olive Street, Los Angeles, California 90015.


THE SEPARATE ACCOUNT. Transamerica Occidental Life Separate Account VUL-1 ("Separate Account") was established by us as a separate account under the laws of the State of California, pursuant to resolutions adopted by our Board of Directors on June 11, 1996. The Separate Account is registered with the Securities and Exchange Commission ("SEC" or "Commission") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. It meets the definition of a separate account under the federal securities laws. However, the Commission does not supervise the management of the investment practices or policies of the Separate Account.

The assets used to fund the variable part of the Policies are set aside in the Separate Account. The assets of the Separate Account are owned by Transamerica but they are held separately from our other assets, Section 10506 of the California Insurance Law provides that the assets of a separate account are not chargeable with liabilities arising out of any other business operation of the insurance company (except to the extent provided in the policies). Income, gains and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account without regard to our other income, gains or losses. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of our General Account assets or any other separate account maintained by us.

The  Separate  Account  currently  has  seventeen   sub-accounts  available  for
investment, each of which invests solely in a specific corresponding mutual fund portfolio. Changes to the sub-accounts may be made at our discretion.




THE PORTFOLIOS. The portfolios are open-end management investment companies or portfolios of series, open-end management companies registered with the SEC under the 1940 Act and usually referred to as mutual funds. This SEC Shares of the portfolios are not offered to the public but solely to the insurance company separate accounts and other qualified purchasers as limited by federal tax laws. The assets of each portfolio are held separate from the assets of the other portfolios. Each portfolio operates as a separate investment vehicle. The income or losses of one portfolio have no effect on the investment performance of another portfolio. The sub-accounts reinvest dividends and/or capital gains distributions received from a portfolio in more shares of that portfolio as retained assets.
The portfolios available under the Policies are:
Transamerica Variable Insurance Fund, Inc.: Growth Portfolio
Transamerica Variable Insurance Fund, Inc.: Money Market Portfolio

[To be completed by pre-effective amendment.]


                                         INVESTMENT OBJECTIVES AND POLICIES


A summary of investment objectives of the portfolios is set forth below. Before investing, read carefully the profiles or prospectuses of the portfolios that accompany this Prospectus. The portfolios' prospectuses contain more detailed information on the portfolios' investment objectives, restrictions, risks and expenses. Statements of Additional Information for the portfolios are available on request. There is no guarantee that the investment objectives of the portfolios will be achieved. Policy Value may be less than the aggregate payments made to the Policy.

The Transamerica VIF Growth Portfolio seeks long-term capital growth. Common stock (listed and unlisted) is the basic form of investment. The portfolio may also invest in debt securities and preferred stock having a call on common stocks,

The Transamerica VIF Money Market Portfolio seeks to maximize current income from money market securities consistent with liquidity and the preservation of principal.



If there is a material change in the investment policy of a portfolio, we will notify you of the change. If you have Policy Value allocated to that portfolio, you may without charge reallocate the Policy Value to another portfolio or to the Fixed Account. For you to exercise your rights, we must receive your written request within sixty (60) days of the later of the

         o         Effective date of the change in the investment policy, or


         o         Receipt of the notice of your right to transfer



                                                INVESTMENT ADVISERS

INVESTMENT ADVISERS TO THE PORTFOLIOS. The boards of the portfolios have responsibility for the supervision of the affairs of the portfolios. These boards have entered into management agreements with the investment advisers ("Advisers"). . These Advisers, subject to boards', review, are responsible for the daily affairs and general management of the portfolios The Advisers perform the respective administrative and management services for the portfolios, furnish to the portfolios all necessary office space, facilities and equipment, and pay the compensation, if any, of officers and board members who are affiliated with the Advisers.

Each portfolio bears all expenses incurred in its operation, other than the expenses its Advisers assume under the management agreement. Portfolio expenses include

        o Costs to register and qualify the portfolio's shares under the Securities Act of 1933 ("1933 Act")


         o         Other fees payable to the SEC

         o         Independent public accountant, legal and custodian fees

         o Association membership dues, taxes, interest, insurance payments and brokerage commissions


         o Fees and expenses of the board members who are not affiliated with the Advisers


         o Expenses for proxies, prospectuses, reports to shareholders and other expenses


[To be completed by pre-effective amendment.]





                                                     THE POLICY


APPLICATION FOR A POLICY - We offer Policies to proposed Insureds 80 years old and under. After receiving a completed application or enrollment form from a prospective Policy owner, we will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Policy only after underwriting has been completed. We may reject an application or enrollment form that does not meet our underwriting guidelines.

If a prospective Policy owner makes an initial payment of at least one minimum monthly payment, we will issue a conditional receipt which provides fixed conditional insurance, but not until after all its conditions are met. Included in these conditions are the completion of both parts of the application, completion of all underwriting requirements, and the proposed Insured must be insurable under the Transamerica's rules for insurance under the Policy, in the amount, and in the underwriting class applied for in the application. After all conditions are met, the amount of fixed conditional insurance provided by the conditional receipt will be the amount applied for, up to a maximum of $250,000 for persons age 16 to 65 and insurable in a standard underwriting class, and up to $100,000 for all other ages and underwriting classes. If you make payments before the date of issuance and acceptance, we will allocate the payments initially to the Fixed Account within two business days of receipt of the payments at ourVariable Life Service Center. If the Policy is not issued and accepted, we will return to you the amount of your payments.

If your application or enrollment form is approved and the Policy is issued and accepted, we will allocate your Policy Value on issuance and acceptance according to your instructions. However, if your Policy provides for a full refund of payments under its "Right to Examine Policy" provision as required in your state (see "THE POLICY "Free Look Period"), we will initially allocate your sub-account investments to the sub-account investing in the Money Market portfolio ("Money Market sub-account"). We will also transfer interest earned in the Fixed Account allocable to the portion of your payment designated by you for the Separate Account. This allocation to the Money Market sub-account will be effective for four calendar days plus the state free look period.

After this, we will allocate all amounts to the sub-accounts according to your investment choices.

FREE LOOK PERIOD - The Policy provides for a free look period. You have the right to examine and cancel your Policy by returning it to us or to one of our representativesby the later of:

         o 45 days after the application or enrollment form for the Policy is signed, or

         o 10 days after you receive the Policy (or a longer period as required by state law for replacement policies or for other reasons). We refer to this 10 day or longer time period as the "state free look period"


If your Policy provides for a full refund under its "Right to Examine Policy" provision as required in your state, your refund will be the greater of

         o         Your entire payment or

         o The Policy Value plus deductions under the Policy or by the funds for taxes, charges or fees

If your Policy does not provide for a full refund, you will receive

         o         Amounts allocated to the Fixed Account plus


         o         The Policy Value in the Separate Account plus


         o         All fees, charges and taxes which have been imposed

We may delay a refund of any payment made by check until the check has cleared your bank.


After an increase in face amount, we will mail or deliver a notice of a free look for the increase. You will have the right to cancel the increase by the later of

         o 45 days after the application or enrollment form for the increase is signed or


         o 10 days after you receive the new Policy specification pages issued for the increase

On canceling the increase, you will receive a credit to your Policy Value of charges deducted for the increase. We will refund to you the amount to be credited if you request. We will waive any surrender charge computed for the increase.


CONVERSION PRIVILEGE - Within 24 months of the date of issue or of the effective date of an increase in face amount, you can convert your Policy into a non-variable Policy by transferring the value in the sub-accounts to the Fixed Account. The conversion will take effect at the end of the valuation period in which we receive, at ourVariable Life Service Center, notice of the conversion satisfactory to us. There is no charge for this conversion.


We will allocate all future payments to the Fixed Account, unless you instruct us otherwise.


PAYMENTS - Payments are payable to Transamerica Occidental Life Insurance Company. Payments may be made by mail to our Variable Life Service Center or through our authorized representative. All net payments after the initial payment are credited to the Separate Account or Fixed Account on the valuation date of receipt at theVariable Life Service Center.


You may establish a schedule of planned payments. If you do, we will bill you at regular intervals. Making planned payments will not guarantee that the Policy will remain in force. The Policy will not necessarily lapse if you fail to make planned payments. You may make unscheduled payments before the final payment date or skip planned payments.

You may choose a monthly automatic payment method of making payments. Under this method, each month we will deduct payments from your checking account and apply them to your Policy. The minimum payment allowed is $50.


The Policy does not limit payments as to frequency and number. However, no payment may be less than $100 without our consent. Payments must be sufficient to provide a positive surrender value at the end of each Policy month or the Policy may lapse. See "POLICY TERMINATION AND REINSTATEMENT." During the first 48 Policy months following the date of issue or the effective date of an increase in face amount, a guarantee may apply to prevent the Policy from lapsing. The guarantee will apply during this period if we received payments from you that, when reduced by outstanding loans, partial withdrawals and partial withdrawal costs, equal or exceed the required minimum monthly payments. The required minimum monthly payments are based on the number of months the Policy, increase in face amount or Policy change that causes a change in the minimum monthly payment has been in force. MAKING MONTHLY PAYMENTS EQUAL TO THE MINIMUM MONTHLY PAYMENTS DOES NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE, EXCEPT AS STATED IN THIS PARAGRAPH.

Under the Guaranteed Death Benefit Rider, if you make payments of a sufficient amount, net of withdrawals, withdrawal costs and any outstanding loans, we guarantee that your Policy will not lapse. In order to maintain this guarantee, on each Policy anniversary through the final payment date, the total of your payments received by us, net of withdrawals, withdrawal costs and any outstanding loans, must at least equal the guaranteed death benefit premium times the number of Policy years since the Policy was issued. The guaranteed death benefit premiums are currently 90% of the guideline level premium if you elected the Level Option or 75% of the guideline level premium if you elected the Adjustable Option. A Policy change may affect the amount of payments necessary to keep the rider in force. Certain other conditions may apply and once terminated this rider may not be reinstated.

Total payments may not exceed the current maximum payment limits under federal tax law. These limits will change with a change in face amount, the addition or deletion of a rider, or a change between the Level Option and Adjustable Option. Where total payments would exceed the current maximum payment limits, we will only accept that part of a payment that will make total payments equal the maximum. Any part of the payments greater than that amount will first be applied as a loan repayment, if you have an outstanding loan, and any remainder will be returned to you. We will refund to you any excess amount (including interest) not later than 60 days after the end of the Policy year in which the excess payment occurred. However, we will accept a payment needed to prevent Policy lapse during a Policy year. See "POLICY TERMINATION AND REINSTATEMENT."

ALLOCATION OF NET PAYMENTS - The net payment equals the payment made less the payment expense charge. In the application or enrollment form for your Policy, you decide the initial allocation of the net payment among the Fixed Account and the sub-accounts. You may allocate net payments to one or more of the sub-accounts, but may not have Policy Value in more than seven sub-accounts at once. The minimum amount that you may allocate to a sub-account is 1.0% of the net payment. Allocation percentages must be in whole numbers (for example, 331/3% may not be chosen) and must total 100%.

You may change the allocation of future net payments by written request or telephone request. You have the privilege to make telephone requests, unless you elected not to have the privilege on the application or enrollment form. The policy of Transamerica and its representatives and affiliates is that they will not be responsible for losses resulting from acting on telephone requests reasonably believed to be genuine. We will use reasonable methods to confirm that instructions communicated by telephone are genuine; otherwise, Transamericamay be liable for any losses from unauthorized or fraudulent instructions. We require that callers on behalf of a Policy owner identify themselves by name and identify the Policy owner by name, date of birth and social security number. All telephone requests are tape recorded. An allocation change will take effect on the date of receipt of the notice at theVariable Life Service Center. No charge is currently imposed for changing payment allocation instructions. We reserve the right to impose a charge in the future, but guarantee that the charge will not exceed $25.

The Policy Value of each sub-account will vary with the investment experience of the portfolio in which the sub-account invests. You bear this investment risk. Investment performance may also affect the death benefit. Review your allocations of payments and Policy Value as market conditions and your financial planning needs change.

TRANSFER PRIVILEGE - Subject to our then current rules, you may transfer amounts among the sub-accounts or between one or more sub-accounts and the Fixed Account. (You may not transfer that portion of the Policy Value held in the Fixed Account that secures a Policy loan.)


The transfer privilege is subject to our consent. We reserve the right to impose limits on transfers including, but not limited to, the

         o         Minimum amount that may be transferred

         o Minimum amount that may remain in a sub-account following a transfer from that sub-account

         o         Minimum period between transfers involving the Fixed Account

        o         Maximum amounts that may be transferred from the Fixed Account

Transfers involving the Fixed Account are currently permitted only if:

        o There has been at least a ninety (90) day period since the last transfer from the Fixed Account;
                  and

         o The amount transferred from the Fixed Account in each transfer does not exceed the lesser of $100,000 or 25% of the Policy Value.


These rules are subject to change by us.

We will make transfers at your written request or telephone request, as described in "THE POLICY - Allocation of Net Payments." Transfers are effected at the value next computed after receipt of the transfer order, except for automatic transfers.


You may apply for automatic transfers


         o From the Money Market sub-account to one or more of the other sub-accounts on a monthly, quarterly or semiannual schedule, or


         o To reallocate Policy Value among the sub-accounts on a quarterly, semiannual or annual schedule


Each automatic transfer must be at least $100. We will process automatic transfers on the 15th day of each scheduled month. If the 15th is not a business day or is the monthly processing date, we will process the automatic transfer on the next business day.

The first 12 transfers in a Policy year are free. After that, we will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but we guarantee the charge will never exceed $25.

The first automatic transfer counts as one transfer toward the 12 free transfers allowed in each Policy year. Each subsequent automatic transfer is also free, but does not reduce the remaining number of transfers that are free in a Policy year. Any transfers made for a conversion privilege, or because of a Policy loan or material change in investment Policy will not count toward the 12 free transfers.

DEATH BENEFIT - If the Policy is in force on the date of the Insured's death, we will, with due proof of death, pay the net death benefit to the named beneficiary. We will normally pay the net death benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of net death benefits. See "OTHER POLICY PROVISIONS - Delay of Payments." The beneficiary may receive the net death benefit in a lump sum or under a payment option. See "APPENDIX C - PAYMENT OPTIONS."

Before the final payment date and before the paid-up insurance option is exercised, the net death benefit is


         o         The death benefit provided under the Level Option or
                    Adjustable  Option,  whichever is elected and
                  in effect on the date of death plus

         o         Any other insurance on the Insured's life that is provided by rider minus

         o Any outstanding loan and any due and unpaid partial withdrawals, partial withdrawal costs and monthly insurance protection charges through the Policy month in which the Insured dies


After the final payment date and except as otherwise provided in the Guaranteed Death Benefit Rider, the net death benefit is

         o         101% of the Policy Value minus

         o         Any outstanding loan and any due and unpaid withdrawals and withdrawal costs.

If the paid-up insurance option is exercised, the net death benefit is the paid-up insurance amount minus any outstanding loan.


In most states, we will compute the net death benefit on the date we receive due proof of the Insured's death.


LEVEL OPTION AND ADJUSTABLE OPTION - The Policy provides two death benefit options through the final payment date and before the paid-up insurance option is exercised: the Level Option and the Adjustable Option. You choose the desired option in the application or enrollment form. You may change the option once per Policy year by written request. There is no charge for a change in option.


Under the Level Option, the death benefit is the greater of the

         o          Face amount or

         o         Guideline minimum sum insured

Under the Adjustable Option, the death benefit is the greater of the
         o         Face amount plus Policy Value or

         o         Guideline minimum sum insured

Under both the Level Option and Adjustable Option, the death benefit provides insurance protection. Under the Level Option, the death benefit is level unless the guideline minimum sum insured exceeds the face amount; then, the death benefit varies as the Policy Value changes. Under the Adjustable Option, the death benefit always varies as the Policy Value changes.


At any face amount, the death benefit will be greater under the Adjustable Option than under the Level Option because the Policy Value is added to the face amount and included in the death benefit. However, the monthly insurance protection charge will be greater and, therefore, Policy Value will accumulate at a slower rate than under the Level Option.


If you desire to have payments and investment performance reflected in the death benefit, you should choose the Adjustable Option. If you desire to have payments and investment performance reflected to the maximum extent in the Policy Value, you should select the Level Option.


Guideline Minimum Sum Insured - The guideline minimum sum insured is a percentage of the Policy Value as set forth in "APPENDIX A - GUIDELINE MINIMUM SUM INSURED TABLE." The guideline minimum sum insured is computed in accordance with federal income tax laws to ensure that the Policy qualifies as a life insurance contract and that the insurance proceeds will be excluded from the gross income of the beneficiary.

Illustration of the Level Option - In this illustration, assume that the Insured is currently under the age of 40, and that there is no outstanding loan.


Under the Level Option, a Policy with a $100,000 face amount will have a death benefit of $100,000. However, because the death benefit must be equal to or greater than 250% of Policy Value, if the Policy Value exceeds $40,000 the death benefit will exceed the $100,000 face amount. In this example, each dollar of Policy Value above $40,000 will increase the death benefit by $2.50. For example, a Policy with a Policy Value of $50,000 will have a guideline minimum sum insured of $125,000 ($50,000 x 2.50); Policy Value of $60,000 will produce a guideline minimum sum insured of $150,000 ($60,000 x 2.50); and Policy Value of $75,000 will produce a guideline minimum sum insured of $187,500 ($75,000 x 2.50).

Similarly, if Policy Value exceeds $40,000, each dollar taken out of Policy Value will reduce the death benefit by $2.50. If, for example, the Policy Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges or negative investment performance, the death benefit will be reduced from $150,000 to $125,000. If, however, the product of the Policy Value times the applicable percentage from the table in Appendix A is less than the face amount, the death benefit will equal the face amount.


The applicable percentage becomes lower as the Insured's age increases. If the Insured's attained age in the above example were, for example, 50 (rather than 40), the applicable percentage would be 185%. The death benefit would not exceed the $100,000 face amount unless the Policy Value exceeded $54,054 (rather than $40,000), and each dollar then added to or taken from Policy Value would change the death benefit by $1.85.

Illustration of the Adjustable Option - In this illustration, assume that the Insured is currently under the age of 40 and that there is no outstanding loan.


Under the Adjustable Option, a Policy with a face amount of $100,000 will produce a death benefit of $100,000 plus Policy Value. For example, a Policy with Policy Value of $10,000 will produce a death benefit of $110,000 ($100,000 + $10,000); Policy Value of $25,000 will produce a death benefit of $125,000 ($100,000 + $25,000); Policy Value of $50,000 will produce a death benefit of $150,000 ($100,000 + $50,000). However, the death benefit must be at least 250% of the Policy Value. Therefore, if the Policy Value is greater than $66,667, 250% of that amount will be the death benefit, which will be greater than the face amount plus Policy Value. In this example, each dollar of Policy Value above $66,667 will increase the death benefit by $2.50. For example, if the Policy Value is $70,000, the guideline minimum sum insured will be $175,000 ($70,000 x 2.50); Policy Value of $80,000 will produce a guideline minimum sum insured of $200,000 ($80,000 x 2.50); and Policy Value of $90,000 will produce a guideline minimum sum insured of $225,000 ($90,000 x 2.50).

Similarly, if Policy Value exceeds $66,667, each dollar taken out of Policy Value will reduce the death benefit by $2.50. If, for example, the Policy Value is reduced from $80,000 to $70,000 because of partial withdrawals, charges or negative investment performance, the death benefit will be reduced from $200,000 to $175,000. If, however, the product of the Policy Value times the applicable percentage is less than the face amount plus Policy Value, then the death benefit will be the current face amount plus Policy Value.


The applicable percentage becomes lower as the Insured's age increases. If the Insured's attained age in the above example were 50, the death benefit must be at least 185% of times the Policy Value. The death benefit would be the sum of the Policy Value plus $100,000 unless the Policy Value exceeded $117,647 (rather than $66,667). Each dollar added to or subtracted from the Policy would change the death benefit by $1.85.

CHANGE TO LEVEL OR ADJUSTABLE OPTION - You may change the death benefit option once each Policy year by written request, within limits noted in "LEVEL OPTION AND ADJUSTABLE OPTION". Changing options will not require evidence of insurability. The change takes effect on the monthly processing date on or next following the date of receipt of the written request. We will impose no charge for changes in death benefit options.


If you change the Level Option to the Adjustable Option, we will decrease the face amount to equal

         o         The death benefit minus

         o         The Policy Value on the date of the change


The change may not be made if the face amount would fall below $50,000. After the change from the Level Option to the Adjustable Option, future monthly insurance protection charges may be higher or lower than if no change in option had been made. However, the insurance protection amount will always equal the face amount unless the guideline minimum sum insured applies.


If you change the Adjustable Option to the Level Option, we will increase the face amount by the Policy Value on the date of the change. The death benefit will be the greater of

         o         The new face amount or

         o         The guideline minimum sum insured

After the change from the Adjustable Option to the Level Option, an increase in Policy Value will reduce the insurance protection amount and the monthly insurance protection charge. A decrease in Policy Value will increase the insurance protection amount and the monthly insurance protection charge.

A change in death benefit option may result in total payments exceeding the then current maximum payment limitation under federal tax law. If this occurs, we will pay the excess to you.


CHANGE IN FACE AMOUNT - You may increase or decrease the face amount by written request. An increase or decrease in the face amount takes effect on the later of the

         o The monthly processing date on or next following the date of receipt of your written request or

         o The date of our approval of your written request, if evidence of insurability is required

Increases - You must submit evidence of insurability satisfactory to us with your written request for an increase. The consent of the Insured is also required whenever the face amount is increased. An increase in face amount may not be less than $10,000. You may not increase the face amount after the Insured reaches age 80. A written request for an increase must include a payment if the surrender value is less than the sum of

         o         $40 plus


         o         Two minimum monthly payments


On the effective date of each increase in face amount, we will deduct a transaction charge of $40 from Policy Value for administrative costs. You may allocate the deduction to one sub-account. If you make no allocation we will make a pro rata allocation. We will also compute a surrender charge for the increase. An increase in the face amount will increase the insurance protection amount and, therefore, the monthly insurance protection charges. We will provide you new specification pages for the Policy indicating the effective date of the increase and any additional charges due to the increase.


After increasing the face amount, you will have the right, during a free look period, to have the increase canceled. See "THE POLICY - Free Look Period." If you exercise this right, we will credit to your Policy the charges deducted for the increase, unless you request a refund of these charges.


Decreases - You may decrease the face amount by written request. The minimum amount for a decrease in face amount is $10,000. The minimum face amount in force after a decrease is $50,000. We may limit the decrease or return Policy Value to you, as you choose, if the Policy would not comply with the maximum payment limitation under federal tax law. A return of Policy Value may result in tax liability to you.

A decrease in the face amount will lower the insurance protection amount and, therefore, the monthly insurance protection charge. In computing the monthly insurance protection charge, a decrease in the face amount will reduce the face amount in inverse order (i.e., first, the most recent increase, then the next most recent increases, then the initial face amount).

On a decrease in the face amount, we will deduct from the Policy Value a transaction charge of $40 and, if applicable, any surrender charges. You may allocate the deduction to one sub-account. If you make no allocation, we will make a pro-rata allocation. We will reduce the surrender charge by the amount of any surrender charge deducted.

POLICY VALUE - The Policy Value is the total value of your Policy. It is the sum of


         o         Your accumulation in the Fixed Account plus

         o         The value of your units in the sub-accounts

There is no guaranteed minimum Policy Value. Policy Value on any date depends on variables that cannot be predetermined.

Your Policy Value is affected by the

         o         Frequency and amount of your net payments

         o         Interest credited in the Fixed Account

         o         Investment performance of your sub-accounts

         o         Partial withdrawals

         o         Loans, loan repayments and loan interest paid or credited

         o         Charges and deductions under the Policy

         o         The death benefit option

Computing Policy Value - We compute the Policy Value on the date of issue and on each valuation date. On the date of issue, the Policy Value is


         o The value of the amounts allocated to the Fixed Account and sub-account(s), net of mortality and expense risks, administrative charges and portfolioexpenses (see "THE POLICY
                  - Application for a Policy"), minus


         o         The monthly insurance protection charge due

On each valuation date after the date of issue, the Policy Value is the sum of

         o         Accumulations in the Fixed Account plus

         o         The sum of the product of

         o         The  number of units in each sub-account times

         o         The value of a unit in each sub-account on the valuation date

The Unit - We allocate each net payment to the sub-accounts you selected. We credit allocations to the sub-accounts as units. Units are credited separately for each sub-account.

The number of units of each sub-account credited to the Policy is the quotient of

         o That part of the net payment allocated to the sub-account divided by


         o The dollar value of a unit on the valuation date the payment is received at our Variable Life Service Center (but see "APPLICATION FOR A POLICY" for treatment of payments received by us before we approve the application)

The number of units will remain fixed unless changed by a split of unit value, transfer, loan, partial withdrawal or surrender. Also, each deduction of charges from a sub-account will result in the cancellation of units equal in value to the amount deducted.

The dollar value of a unit of a sub-account varies from valuation date to valuation date based on the investment experience of that sub-account. This investment experience reflects the investment performance, expenses and charges of the portfolio in which the sub-account invests. The value of each unit was set at $10.00 on the first valuation date of each sub-account. The value of a unit on any valuation date after the first valuation date is the product of


         o The dollar value of the unit on the preceding valuation dat times

         o         The net investment factor


Net Investment Factor - The net investment factor measures the investment performance of a sub-account during the valuation period that has just ended. The net investment factor is the result of (a) plus (b), divided by (c), minus
(d) and minus (e) where:

         (a) is the net asset value per share of a portfolio held in the sub-account determined at the end of the current valuation period;

         (b)  is  the  per  share   amount  of  any  dividend  or  capital  gain
         distributions made by the portfolio on shares held in the sub-account if the "ex-dividend" date occurs during the current valuation period;

         (c) is the net asset value per share of a portfolio share held in the sub-account determined as of the end of the immediately preceding valuation period;

         (d) is a charge for mortality  and expense risks plus,  during a period
         not   exceeding   the  first  twenty   Policy   years,   a  charge  for
         administration; and

         (e) is a charge for administration during a period not exceeding a first twenty Policy years.

      See "CHARGES AGAINST OR REFLECTED IN THE ASSETS OF THE SEPARATE ACCOUNT."

MATURITY BENEFITS - If the insured is alive on the maturity date, we will pay the surrender value as of the maturity date to the Policy owner. The surrender value may be paid in a single sum or under a payment option as described below.

PAYMENT OPTIONS - The net death benefit payable may be paid in a single sum or under one or more of the payment options then offered by Transamerica. See "APPENDIX C - PAYMENT OPTIONS." These payment options also are available at the maturity date or if the Policy is surrendered. If no election is made, we will pay the net death benefit in a single sum.

OPTIONAL INSURANCE BENEFITS - You may add optional insurance benefits to the Policy by rider, as described in "APPENDIX B - OPTIONAL INSURANCE BENEFITS." The cost of optional insurance benefits becomes part of the monthly insurance protection charge, except that the guaranteed death benefit rider cost is a one time transaction charge of $25 deducted on the first monthly processing date.


SURRENDER - You may surrender the Policy and receive its surrender value. The surrender value is

         o         The Policy Value minus

         o         Any outstanding loan and surrender charges


We will compute the surrender value on the valuation date on which we receive the Policy with your written request for surrender. We will deduct a surrender charge if you surrender the Policy within 10 full Policy years of the date of issue or of an increase in face amount. See "CHARGES AND DEDUCTIONS - Surrender Charge."

The surrender value may be paid in a lump sum or under a payment option then offered by us. See "APPENDIX C PAYMENT OPTIONS." We will normally pay the surrender value within seven days following our receipt of your written request. We may delay benefit payments under the circumstances described in "OTHER POLICY PROVISIONS Delay of Payments."


For important tax consequences of a surrender, see "FEDERAL TAX CONSIDERATIONS."


PARTIAL WITHDRAWAL - After the first Policy year (and before the paid-up insurance option is exercised), you may withdraw part of the surrender value of your Policy on written request. Your written request must state the dollar amount you wish to receive. You may allocate the amount withdrawn among the sub-accounts and the Fixed Account. If you do not provide allocation instructions, we will make a pro-rata allocation. Each partial withdrawal must be at least $500. Under the Level Option, the face amount is reduced by the partial withdrawal. We will not allow a partial withdrawal if it would reduce the Level Option face amount below $50,000.


On a partial withdrawal from a sub-account, we will cancel the number of units equal in value to the amount withdrawn. The amount withdrawn will be the amount you requested plus the partial withdrawal costs. See "CHARGES AND DEDUCTIONS - Partial Withdrawal Costs." We will normally pay the partial withdrawal within seven days following our receipt of written request. We may delay payment as described in "OTHER POLICY PROVISIONS - Delay of Payments."

For important tax consequences of partial withdrawals, see "FEDERAL TAX CONSIDERATIONS."


PAID-UP INSURANCE OPTION - On written request, you may elect life insurance coverage, usually for a reduced amount, for the life of the Insured with no further premiums due. The paid-up insurance will be the amount that the surrender value can provide as a net single premium applied at the Insured's age and underwriting class on the date this option is elected. If the surrender value exceeds the net single premium, we will pay the excess to you. The net single premium is based on the Commissioners Ultimate 1980 Standard Ordinary Mortality Tables, Smoker or Non-Smoker, male or female or Table B for unisex policies with increases in the tables for non-standard risks. Interest will not be less than 4.5% annually.

IF THE PAID-UP INSURANCE OPTION IS ELECTED, THE FOLLOWING POLICY OWNER RIGHTS AND BENEFITS WILL BE AFFECTED:


         o As described above, the paid-up insurance benefit will be computed differently from the net death benefit and the death benefit options will not apply


         o We will not allow transfers of Policy Value from the Fixed Account back to the Separate Account


         o         You may not make further payments

         o You may not increase or decrease the face amount or make partial withdrawals

         o         Riders will continue only with our consent


You may, after electing paid-up insurance, surrender the Policy for its net cash value. The guaranteed cash value is the net single premium for the paid-up insurance at the Insured's attained age. The net cash value is the guaranteed cash value less any outstanding loan. We will transfer the portion of the Policy Value in the sub-accounts of the Separate Account to the Fixed Account on the date we receive your written request to elect the paid-up insurance option.

On election of reduced paid-up insurance, the Policy could become a modified endowment contract. If a Policy becomes a modified endowment contract, Policy loans, partial withdrawals or surrender will receive unfavorable federal tax treatment. See "FEDERAL TAX CONSIDERATIONS - Modified Endowment Contracts."


                                               CHARGES AND DEDUCTIONS

The following charges will apply to your Policy under the circumstances described. Some of these charges apply throughout the Policy's duration. Other charges apply only if you choose options under the Policy.



The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by Transamerica under or in connection with the Policies. Services and benefits provided by Transamerica include:

                  (1) the death benefits, cash and loan benefits provided by the Policy;

                  (2)    investment options, including net payment allocations;

                  (3) administration of various elective options under the Policy; and

                  (4) the distribution of various reports to Policy owners.

Costs and expenses incurred by Transamerica include:

                  (1) those associated with underwriting applications and changes in face amount and riders;

                  (2) various overhead and other expenses associated with providing the services and benefits related to the Policy;

                  (3)      sales and marketing expenses; and

                  (4) other costs of doing business, such as federal, state and local premium and other taxes and fees.

Risks assumed by Transamerica include the risks that Insureds may live for a shorter period of time than estimated resulting in the payment of greater death benefits than expected, and that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

PAYMENT EXPENSE CHARGE - Currently, we deduct 4.0% of each payment as a payment expense charge. This charge is for state and local premium taxes, federal income tax treatment of deferred acquisition costs, and Policy sales expenses.

We may increase or decrease the payment expense charge to reflect changes in our expenses for taxes.


MONTHLY INSURANCE PROTECTION CHARGE - Before the final payment date, on each monthly processing date we will deduct a monthly insurance protection charge from your Policy Value. This charge is the cost for insurance protection under the Policy, including optional insurance benefits provided by rider.

We deduct the monthly insurance protection charge on each monthly processing date starting with the date of issue. You may allocate monthly insurance protection charges to one sub-account. If you make no allocation, we will make a pro-rata allocation. If the sub-account you chose does not have sufficient funds to cover the monthly insurance protection charges, we will make a pro-rata allocation. We will deduct no monthly insurance protection charges after the final payment date.


Computing Monthly Insurance Protection Charge - We designed the monthly insurance protection charge to compensate us for the anticipated cost of paying net death benefits under the Policies. The charge is computed monthly for the initial face amount and for each increase in face amount. Monthly insurance protection charges can vary.

For the initial face amount under the Level Option, the monthly insurance protection charge is the product of

         o         The insurance protection rate times


         o The difference between (a) the initial face amount and (b) the Policy Value (minus any rider charges at the beginning of the Policy month), divided by 1,000


Under the Level Option, the monthly insurance protection charge decreases as the Policy Value increases if the guideline minimum sum insured is not in effect.

For the initial face amount under the Adjustable Option, the monthly insurance protection charge is the product of

         o         The insurance protection rate times


         o         The initial face amount, divided by 1,000


For each increase in face amount under the Level Option, the monthly insurance protection charge is the product of

         o         The insurance protection rate for the increase times


         o The difference between (a) the increase in face amount and (b) any Policy value (minus any rider charges) greater than the initial face amount at the beginning of the Policy month and not allocated to a prior increase, divided by 1,000


For each increase in face amount under the Adjustable Option, the monthly insurance protection charge is the product of

         o         The insurance protection rate for the increase times


         o         The increase in face amount, divided by 1,000


If the guideline minimum sum insured is in effect under either Option, we will compute a monthly insurance protection charge for that part of the death benefit subject to the guideline minimum sum insured that exceeds the current death benefit not subject to the guideline minimum sum insured. This charge is the product of

         o The insurance protection rate for the initial face amount times


         o         The difference between

         o The guideline minimum sum insured and (a) the greater of the face amount or the Policy Value, if you selected the Level Option, or (b) the face amount plus the Policy Value, if you selected the Adjustable Option, divided by 1,000




We will adjust the monthly insurance protection charge for any decreases in face amount. See "THE POLICY - Change
In Face Amount: Decreases."

Insurance Protection Rates - We base insurance protection rates on the

         o         Male, female or unisex rate table

         o         Age and underwriting class of the Insured

         o         Effective date of an increase or date of any rider


For unisex Policies, sex-distinct rates do not apply. For the initial face amount, the insurance protection rates are based on your age at the beginning of each Policy year. For an increase in face amount or for a rider, the insurance protection rates are based on your age on the effective date of the increase or rider and, thereafter, on each anniversary of the effective date of the increase or rider. We base the current insurance protection rates on our expectations as to future mortality experience. Rates will not, however, be greater than the guaranteed insurance protection rates set forth in the Policy. These guaranteed rates are based on the Commissioners 1980 Standard Ordinary Mortality Tables, Smoker or Non-Smoker (Mortality Table B for unisex Policies) and the Insured's sex and age (with increases in the Tables for non-standard risks). The Tables used for this purpose set forth different mortality estimates for males and females and for smokers and non-smokers. Any change in the insurance protection rates will apply to all Insureds of the same age, sex and underwriting class whose Policies have been in force for the same period.

The underwriting class of an Insured will affect the insurance protection rates. We currently place Insureds into preferred underwriting classes, standard underwriting classes and sub-standard underwriting classes. The underwriting classes are also divided into two categories: smokers and non-smokers. We will place an Insured under age 18 at the date of issue in a standard or sub-standard underwriting class. We will then classify the Insured as a smoker at age 18 unless we receive satisfactory evidence that the Insured is a non-smoker. Prior to the Insured's age 18, we will give you notice of how the Insured may be classified as a non-smoker.


We compute the insurance protection rate separately for the initial face amount and for any increase in face amount. However, if the Insured's underwriting class improves on an increase, the lower insurance protection rate will apply to the total face amount.


CHARGES AGAINST OR REFLECTED IN THE ASSETS OF THE SEPARATE ACCOUNT - We assess each sub-account with a charge for mortality and expense risks we assume and, during the first 20 Policy years, a charge for administrative expenses related to the Separate Account. Portfolio expenses are also reflected in the value of the assets of the Separate Account.

Administration Charge - For a period not to exceed the first 20 Policy years, we may impose a daily charge at an annual rate of 0.15% of the daily net asset value in each sub-account. The charge is to help reimburse us for administrative expenses incurred in the administration of the Separate Account and the sub-accounts. The administrative functions and expenses we assume for the Separate Account and the sub-accounts include


         o         Clerical, accounting, actuarial and legal services

         o         Rent, postage, telephone, office equipment and supplies

         o The expenses of preparing and printing registration statements and prospectuses (not allocable to sales expense)

         o         Regulatory filing fees and other fees


Currently, the administration charge is waived after the tenth Policy year, but we reserve the right to impose the charge after the tenth Policy year.

Mortality and Expense Risk Charge - We impose a daily charge at a current annual rate of 0.65% of the average daily net asset value of each sub-account. This charge compensates us for assuming mortality and expense risks for variable interests in the Policies. We may increase this charge, subject to state and federal law, to an annual rate no greater than 0.80%.

The mortality risk we assume is that Insureds may live for a shorter time than anticipated. If this happens, we will pay more net death benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the Policies will exceed those compensated by the administration charges in the Policies.

Portfolio Expenses - The value of the units of the sub-accounts will reflect the investment advisory fee and other expenses of the portfolios whose shares the sub-accounts purchase. The prospectuses and Statements of Additional Information of the portfolios contain more information concerning the fees and expenses.


No charges are currently made against the sub-accounts for federal or state income taxes. Should income taxes be imposed, we may make deductions from the sub-accounts to pay the taxes. See "FEDERAL TAX CONSIDERATIONS."


SURRENDER CHARGES - The Policy's surrender charges are designed to reimburse us for part of the costs of product research and development, underwriting, Policy administration, surrendering the Policy and the part of sales expenses, including commissions to our representatives, advertising, and the printing of prospectuses and sales literature.

A surrender charge is computed on the date of issue for the initial face amount. This surrender charge applies for ten years from the date of issue. We impose this surrender charge only if, during the time the charge is effective, you request a full surrender of your Policy or a decrease in face amount.

A new surrender charge is computed for any increase in face amount. The surrender charge for a face increase applies for ten years from the date the increase is effective. The new surrender charge computed for an increase in face amount applies only to the face increase.

We compute each surrender charge based on a rate per $1,000 of the related face amount. The rate which applies to your Policy is based on whether the Insured is male or female (male rates are used if the Policy is issued using unisex rates); the Insured's age; and the number of years during which that surrender charge has been effective. The surrender charge rate for the initial face amount decreases each Policy year. The surrender charge rate for each increase in face amount decreases each year on the twelve month anniversary of the effective date of the increase in face amount.

We determine the Insured's age as of the date of issue for the initial face amount for the Policy. If there is an increase in the face amount, we determine the Insured's age on the effective date of the increase.

The surrender charge amount which applies in a particular Policy year on your Policy is shown on the specifications page of your Policy. A new specifications page showing the new surrender charge amounts will be provided to you if there is an increase or a decrease in face amount on your policy.


Policy Value

If more than one surrender charge is in effect because of one or more increases in face amount, we will apply the surrender charges in inverse order. We will apply surrender and partial withdrawal charges (described below) in this order:


         o         First, those related to the most recent increase

         o Second, those related to the next most recent increases, and so on

         o         Third, those related to the initial face amount.


A surrender charge may be deducted on a decrease in the face amount. On a decrease, the surrender charge deducted is a fraction of the charge that would apply to a full surrender. The fraction is the product of

         o         The decrease divided by the current face amount times

         o         the surrender charge

Where a decrease causes a partial reduction in an increase or in the initial face amount, we will deduct a proportionate share of the surrender charge for that increase or for the initial face amount.


See "APPENDIX E - MAXIMUM SURRENDER CHARGES" for the maximum surrender charge rates and an example of how we compute the amount of surrender charges.


PARTIAL WITHDRAWAL COSTS - For each partial withdrawal, we deduct a transaction fee of 2.0% of the amount withdrawn, not to exceed $25.


A partial withdrawal charge may also be deducted from Policy Value. After the first Policy year (and before you exercise the paid-up insurance option), during each Policy year you may withdraw, without a partial withdrawal charge, up to

         o 10% of the Policy Value on the date we receive the written request at the Variable Life Service
                  Center, minus


         o The total of any prior free withdrawals in the same Policy year ("Free 10% Withdrawal")

The right to make the Free 10% Withdrawal is not cumulative from Policy year to Policy year. For example, if only 8% of Policy Value were withdrawn in the second Policy year, the amount you could withdraw in future Policy years would not be increased by the amount you did not withdraw in the second Policy year.


We impose the partial withdrawal charge on any withdrawal greater than the Free 10% Withdrawal (the "excess withdrawal" amount). The maximum charge is 5.0% of the excess withdrawal amount up to the surrender charge. If no surrender charge applies on withdrawal, no partial withdrawal charge will apply. We will reduce the Policy's outstanding surrender charges by the partial withdrawal charge
deducted.   The  partial  withdrawal  charge  deducted  will  decrease  existing surrender charges in inverse order (i.e., first the most recent increase's surrender charges, then the next most recent increase's surrender charges in succession, and last the initial face amount's surrender charge).

TRANSFER CHARGES - The first 12 transfers in a Policy year are free. After that, we will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but it will never exceed $25.

If you apply for automatic transfers, the first automatic transfer counts as one transfer towards the 12 free transfers allowed in each Policy year. Each future automatic transfer is without charge and does not reduce the remaining number of transfers that may be made without charge.


Each of the following transfers of Policy Value from the sub-accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Policy year:

         o A conversion within the first 24 months from date of issue or increase

         o         A transfer to the Fixed Account to secure a loan


         o A reallocation of the value in the Money Market sub-account as described above under "Application for A Policy" regarding "Right to Examine Policy"

CHARGE FOR CHANGE IN FACE AMOUNT - For each increase or decrease in face amount, we will deduct a transaction charge of $40 from Policy Value to reimburse us for the administrative costs of the change. Unless you specify the sub-account from which the charge is to be deducted, we will allocate the charge pro-rata.

OTHER ADMINISTRATIVE CHARGES - We reserve the right to charge for other administrative costs we incur. While there are no current charges for these costs, we may impose a charge (guaranteed not to exceed $25 per transaction) for


                         o         Changing net payment allocation instructions

                           o         Changing  the  allocation  of monthly
                                      insurance  protection  charges  among the
                                    various sub-accounts and the Fixed Account


                           o         Providing a projection of values in
                                        addition to the annual statement



                                                    POLICY LOANS


You may borrow money secured by your Policy Value. The total amount of loans you may have outstanding at any time is the loan value. In the first Policy year, the loan value is 75% of


         o         The Policy Value minus

         o Any surrender charges, unpaid monthly insurance protection charges and outstanding loan interest through the end of the Policy year
After the first Policy Year, the loan value is 90% of

         o         The Policy Value minus

         o         Any surrender charges

The loan value and the Policy Value in the first Policy year or any subsequent Policy year are the values on the valuation date we receive your request for a loan at our Variable Life Service Center.


There is no minimum loan. We will usually pay the loan within seven days after we receive the written request. We may delay the payment of loans as stated in "OTHER POLICY PROVISIONS - Delay of Payments"


We will  withdraw  the  amount of the loan from the  sub-accounts  and the Fixed
Account according to your instructions. If you do notprovide us with instructions, we will make a pro-rata withdrawal of the loan amount. We will transfer the portion of the Policy Value in each sub-account equal to the Policy loan to the Fixed Account to secure the outstanding loan. We will not count this transfer as a transfer subject to the transfer charge.

The portion of the Policy Value securing the outstanding loan will earn monthly interest in the Fixed Account at an annual rate of at least 6.0% (7.5% for preferred loans). NO OTHER INTEREST WILL BE CREDITED.

PREFERRED LOAN OPTION - A preferred loan option is available after the tenth Policy year, and, after that date, will apply to any outstanding loans and new loan requests unless you revoke the preferred loan option in writing. The guaranteed annual interest rate credited to the portion of the Policy Value securing a preferred loan will be not less than 7.5%.



There is some uncertainty as to the tax treatment of preferred loans. Consult a qualified tax adviser (and see "FEDERAL TAX CONSIDERATIONS").


LOAN INTEREST CHARGED - Interest accrues daily at the annual rate of 8.0%. Interest is due and payable in arrears at the end of each Policy year or for as short a period as the loan may exist. Interest not paid when due will be added to the loan amount and bears interest at the same rate. If this makes the loan principle higher than the portion of the Policy Value in the Fixed Account, we will offset this shortfall by transferring amounts from the sub-accounts. The transferred amount will be allocated proportionately among the sub-accounts which have value in them.

REPAYMENT OF OUTSTANDING LOAN - You may pay any loans before Policy lapse. On the valuation date on which we receive your loan repayment at our Variable Life Service Center, we will allocate that part of the Policy Value in the Fixed Account that secured a repaid loan to the sub-accounts and Fixed Account according to your instructions. If you do not make a repayment allocation, we will allocate Policy Value according to your most recent payment allocation instructions. However, loan repayments allocated to the Separate Account cannot exceed that portion of the Policy Value previously transferred from the Separate Account to secure the outstanding loan.

If the outstanding loan exceeds the Policy Value less the surrender charge, the Policy will be in default. We will mail a notice of default to the last known address of you and any assignee. If you do not make sufficient payment within 62 days after this notice is mailed, the Policy will terminate with no value. See "POLICY TERMINATION AND REINSTATEMENT."

EFFECT OF POLICY LOANS - Policy loans will permanently affect the Policy Value and surrender value, and may permanently affect the death benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the sub-accounts is less than or greater than the interest credited to the portion of the Policy Value in the Fixed Account that secures the loan.


We will deduct any outstanding loan from the proceeds payable when the Insured dies or from a surrender.

 Loans must be repaid within five (5) years, except when the loan is used to acquire any dwelling unit which within a reasonable time is to be used as the Policyowner's principal residence.
 All Policy loans must be amortized on a level basis with loan repayments being made not less frequently than quarterly.
 The sum of all outstanding loan balances for all loans from all of your TSA plans may not exceed the lesser of:
          $50,000 reduced by the excess (if any) of
                    the highest outstanding balance of loans from all of the Policyowner's TSA plans during the one-year period preceding the date of the loan, minus the outstanding balance of loans from the Policyowner's TSA plans on the date on which such loan was made
          50% of the Policyowner's non-forfeitable accrued benefit in all of his/her TSA plans, but not less than $10,000.

                                        POLICY TERMINATION AND REINSTATEMENT


TERMINATION - The Policy will be in default if


         o         Surrender value is insufficient to cover the next monthly
                    insurance  protection  charge plus loan
                  interest accrued OR

         o     Outstanding loan exceeds the Policy Value less surrender charges


If one of these situations occurs, the Policy will be in default. On the date of default, we will send a notice to you and to any assignee of record. The notice will state the payment due and the date by which it must be paid. You will then have a grace period of 62 days, measured from the date of the notice of default, to make a payment sufficient to prevent termination.


Failure to pay a sufficient premium within the grace period will result in Policy termination. If the Insured dies during the grace period, we will deduct from the net death benefit any monthly insurance protection charges due and unpaid through the Policy month in which the Insured dies and any other overdue charge.


During the first 48 Policy months following the date of issue or an increase in the face amount, a guarantee may apply to prevent the Policy from terminating because of insufficient surrender value. This guarantee applies if, during this period, we receive payments from you that, when reduced by outstanding loans, partial withdrawals and partial withdrawal costs, equal or exceed specified minimum monthly payments. The specified minimum monthly payments are based on the number of months the Policy, increase in face amount or Policy change that causes a change in the minimum monthly payment has been in force. A Policy change that causes a change in the minimum monthly payment is a change in the face amount, the addition or deletion of a rider, or a change in the smoker or non-smoker underwriting class on the Policy. Except for the first 48 months after the date of issue or the effective date of an increase, payments equal to the minimum monthly payment do not guarantee that the Policy will remain in force.

You may also elect the Guaranteed Death Benefit Rider. There is a one time $25 charge for this rider. The charge is assessed on the first monthly processing date. Under the Guaranteed Death Benefit Rider, if you make payments of a sufficient amount, net of withdrawals, withdrawal costs and any outstanding loans, we guarantee that your Policy will not lapse. In order to maintain this guarantee on each Policy anniversary through the final payment date, the total of your payments received, net of withdrawals, withdrawal costs and any outstanding loans, must at least equal the guaranteed death benefit premium times the number of policy years since the policy was issued.
See "Payments."

REINSTATEMENT - A defaulted Policy may be reinstated within three years of the date of default and before the final payment date (or, before the Maturity Date, if the default occurred because the outstanding loan exceeded the Policy Value less surrender charges). The reinstatement takes effect on the monthly processing date following the date you submit to us


         o         Written application for reinstatement


         o         Evidence of insurability satisfactory to us


         o A payment that, after the deduction of the payment expense charge, is large enough to cover the minimum amount payable

Policies which have been surrendered may not be reinstated.

Minimum Amount Payable - If reinstatement is requested when less than 48 monthly insurance protection charges have been paid since the date of issue or increase in the face amount, you must pay the lesser of:

         o The minimum monthly payment for the three months beginning on the date of reinstatement or


         o         The sum of

                  o The amount by which the surrender charge(s) on the date of reinstatement exceeds the
                           Policy Value on the date of default plus


                  o Monthly insurance protection charges for the three months beginning on the date of reinstatement

If you request reinstatement more than 48 monthly processing dates from the date of issue or increase in the face amount, you must pay the sum shown above without regard to the three months of minimum monthly payments.

Surrender Charge - The surrender charge on the date of reinstatement is the surrender charge that would have been in effect had the Policy remained in force from the date of issue.

Policy Value on Reinstatement - The Policy Value on the date of reinstatement is:


         .        The net payment  made to reinstate  the Policy and  interest earned from the date the payment was
                  received at our Variable Life Service Center plus


         .        The Policy Value less any  outstanding  loan on the date of default  (not to exceed the  surrender
                  charge on the date of reinstatement) minus

         .        The monthly insurance protection charges due on the date of reinstatement


You may repay or reinstate any outstanding loan on the date of default or foreclosure.


                                              OTHER POLICY  PROVISIONS


POLICY OWNER - The Policy owner is the Insured unless another person has been named as owner in the application or enrollment form. As Policy owner, you are entitled to exercise all rights under your Policy while the Insured is alive, with the consent of any irrevocable beneficiary. The consent of the Insured is required whenever the face amount is increased.

BENEFICIARY -The beneficiary is the person or persons to whom the net death benefit is payable on the Insured's death. The Policy owner names the beneficiary. Unless otherwise stated in the Policy, the beneficiary has no rights in the Policy before the Insured dies. While the Insured is alive, you may change the beneficiary, unless you have declared the beneficiary to be irrevocable. If no beneficiary is alive when the Insured dies, the Policy owner (or the Policy owner's estate) will be the beneficiary. If more than one beneficiary is alive when the Insured dies, we will pay each beneficiary in equal shares, unless you have chosen otherwise. Where there is more than one beneficiary, the interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries proportionally.

ASSIGNMENT - You may assign a Policy as collateral or make an absolute assignment. All Policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in payment allocations, make transfers or to exercise other rights under the Policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Variable Life Service Center. When recorded, the assignment will take effect as of the date the written request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.


The following Policy provisions may vary by state.


LIMIT ON RIGHT TO CHALLENGE POLICY - Except for fraud (unless prohibited by state law) or nonpayment of premium, we cannot challenge the validity of your Policy if the Insured was alive after the Policy had been in force for two years from the date of issue. This provision does not apply to any riders providing benefits specifically for disability or death by accident. Also, we cannot challenge the validity of any increase in the face amount if the Insured was alive after the increase was in force for two years from the effective date of the increase.


SUICIDE - The net death benefit will not be paid if the Insured commits suicide, while sane or insane, within two years from the date of issue. Instead, we will pay the beneficiary all payments made for the Policy, without interest, less any outstanding loan and partial withdrawals. If the Insured commits suicide, while sane or insane, within two years from any increase in face amount, we will not recognize the increase. We will pay to the beneficiary the monthly insurance protection charges paid for the increase.


MISSTATEMENT OF AGE OR SEX - If the Insured's age or sex is not correctly stated in the Policy application or enrollment form, we will adjust the death benefit under the Policy to reflect the correct age and sex. The adjusted death benefit will be the Policy Value plus the insurance protection amount that the most recent monthly insurance protection charge would have purchased for the correct age and sex. We will not reduce the death benefit to less than the guideline minimum sum insured. For a unisex Policy, there is no adjusted benefit solely for misstatement of sex. Certain rider benefits may also be adjusted for misstatement of age or sex.


DELAY OF PAYMENTS - Amounts payable from the Separate Account for surrender, partial withdrawals, net death benefit, Policy loans and transfers may be postponed whenever

         .        The New York Stock Exchange is closed other than customary weekend and holiday closings

         .        The SEC restricts trading on the New York Stock Exchange

         .        The SEC  determines  an  emergency  exists,  so that  disposal of  securities  is not  reasonably
                  practicable  or it is not reasonably  practicable  to compute the value of the Separate  Account's
                  net assets

We may delay paying any amounts derived from payments you made by check until the check has cleared your bank.

We reserve the right to defer amounts payable from the Fixed Account. This delay may not exceed six months.

                                             FEDERAL TAX CONSIDERATIONS


The following description is a brief summary of some of the federal tax considerations based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the Policies. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the Policy owner is a corporation. You should consult a qualified tax adviser to apply the law to your circumstances.

TRANSAMERICA  OCCIDENTAL  LIFE  INSURANCE  COMPANY  AND THE  SEPARATE  ACCOUNT -
Transamerica is taxed as a life insurance company under Subchapter L of the Code. We file a consolidated tax return with our parent and affiliates. We do not currently charge for any income tax on the earnings or realized capital gains in the Separate Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the Separate Account.

Under current laws, Transamerica may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the Separate Account, we may charge for taxes paid or for tax reserves.

TAXATION OF THE POLICIES - We believe that the Policies described in this prospectus are life insurance contracts under Section 7702 of the Code. Section 7702 affects the taxation of life insurance contracts and places limits on the relationship of the Policy Value to the death benefit. As life insurance contracts, the net death benefits of the Policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the Internal Revenue Service ("IRS") on the issue, we believe that providing the same amount at risk after age 99 as is provided at age 99 should be sufficient to maintain the excludibility of the death benefit after age 99. However, this lack of specific IRS guidance makes the tax treatment of the death benefit after age 99 uncertain. Also, any increase in Policy Value is not taxable until received by you or your designee (but see "MODIFIED ENDOWMENT CONTRACTS").

Federal tax law requires that the investment of each sub-account funding the Policies is adequately diversified according to Treasury regulations. We believe that the portfolios currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which Policy owners may direct their investment assets to divisions of a separate investment account without being treated as the owner of such assets who is taxed directly on the income from such assets. Regulations may provide such guidance in the future. The Policies or our administrative rules may be modified as necessary to prevent a Policy owner from being treated as the owner of any assets of the Separate Account who is taxed directly on their income.

A surrender, partial withdrawal, distribution, payment at maturity date, change in the death benefit option, change in the face amount, lapse with Policy loan outstanding, or assignment of the Policy may have tax consequences. Within the first fifteen Policy years, a distribution of cash required under Section 7702 of the Code because of a reduction of benefits under the Policy may be taxable to the Policy owner as ordinary income respecting any investment earnings. Federal, state and local income, estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Insured, Policy owner or beneficiary.

POLICY LOANS - Transamerica believes that non-preferred loans received under the Policy will be treated as an indebtedness of the Policy owner for federal income tax purposes. Under current law, these loans will not constitute income for the Policy owner while the Policy is in force (but see "Modified Endowment
Contracts"). There is a risk, however, that a preferred loan may be characterized by the IRS as a withdrawal and taxed accordingly. At the present time, the IRS has not issued any guidance on whether loans with the attributes of a preferred loan should be treated differently from a non-preferred loan.
This lack of specific guidance makes the tax treatment of preferred loans uncertain.

INTEREST DISALLOWANCE - Under Section 264(a)(4) of the Code, as amended in 1997, interest on Policy loans is generally nondeductible for a Policy issued or materially changed after June 8, 1997. In addition, under Section 264(f) certain policies under which a trade or business (other than a sole proprietorship or a business performing services as an employee) is directly or indirectly a beneficiary can subject a taxpayer's interest expense to partial disallowance (if the Policy is issued or materially changed after June 8, 1997), to the extent such interest expense is allocable to the taxpayer's unborrowed cash values thereunder. You should consult your tax advisor on how the rules governing the non-deductibility of interest would apply in your individual situation.

MODIFIED ENDOWMENT CONTRACTS - Special rules described below apply to the tax treatment of loans and other distributions under any life insurance contract that is classified as a modified endowment contract ("MEC") under Section 7702A of the Code. A MEC is a life insurance contract that either fails the "7-pay test" or is received in exchange for a MEC. In general, a Policy will fail this 7-pay test if the cumulative premiums and other amounts paid for the Policy at any time during the first 7 contract years (or during any subsequent 7-year test period resulting from a material change in the Policy) exceed the sum of the net level premiums which would have been paid up to such time if the Policy had provided for certain paid-up future benefits after the payment of 7 level annual premiums. If to comply with this 7-pay test limit any premium amount is refunded with applicable interest no later than 60 days after the end of the contract year in which it is received, such refunded amount will be removed from the cumulative amount of premiums that is compared against such 7-pay test limit. If there is any reduction in the Policy's benefits (e.g., upon a withdrawal, death benefit reduction or termination of a rider benefit) during a 7-pay test period, the Policy will be retested retroactively from the start of such period by taking into account such reduced benefit level from such starting date. Generally, any increase in death benefits or other material change in the Policy may be treated as producing a new contract for 7-pay test purposes, requiring the start of a new 7-pay test period as of the date of such change.

DISTRIBUTIONS UNDER MODIFIED ENDOWMENT CONTRACTS - Under Section 72(c)(10) of the Code, loans, withdrawals and other distributions made prior to the Insured's death under a MEC are includible in gross income on an "income-out-first" basis, i.e., the amount received is treated as allocable first to the "income in the contract" and then to a tax-free recovery of the Policy's " investment in the contract" (or "tax basis"). Generally, a Policy's tax basis is equal to its total premiums less amounts recovered tax-free. To the extent that the Policy's cash value (ignoring surrender charges except upon a full surrender) exceeds its tax basis, such excess constitutes its "income in the contract." However, under Code Section 72(e)(11)(A)(i), where more than one MEC has been issued to the same policyholder by the same insurer (or an affiliate) during a calendar year, all such MEC's are aggregated for purposes of determining the amount of a distribution from any such MEC that is includible in gross income. In addition, any amount includible in gross income from a MEC distribution is subject to a 10% penalty tax on premature distributions under Section 72(v) of the Code, unless the taxpayer has attained age 59 1/2 or is disabled or the payment is part of a series of substantially equal periodic payments for a qualifying lifetime period. Furthermore, under Section 72(e)(4)(A) of the Code, any loan, pledge, or assignment of (or any agreement to assign or pledge) any portion of a MEC's cash value is treated as producing an amount received for purposes of these MEC distribution rules. It is unclear to what extent this assignment rule applies to a collateral assignment that does not secure a loan or pledge (e.g., in certain split-dollar arrangements). Under Code Section 7702A(d) the MEC distribution rules apply not only to all distributions made during the contract year in which the Policy fails the 7-pay test (and later years), but also to any distributions made "in anticipation of" such failure, which is deemed to include any distributions made during the two years prior to such failure. The Treasury Department has not yet issued regulations or other guidance indicating what other distributions can be treated as made "in anticipation of" such a failure or how (e.g., as of what date) should "income in the contract" be determined for purposes of any distribution that is deemed to be made in anticipation of a failure.


Policy Value
                                  VOTING RIGHTS


We are the legal owner of all portfolio shares held in the Separate Account and each sub-account. As the owner, we have the right to vote at a portfolio's shareholder meetings. However, to the extent required by federal securities laws and regulations, we will vote portfolio shares that each sub-account holds according to instructions received from Policy owners with Policy Value in the sub-account. If, any federal securities laws or regulations or their interpretation change to permit us to vote shares in our own right, we reserve the right to do so, whether or not the shares relate to the Policies.

We will provide each person having a voting interest in a portfolio with proxy materials and voting instructions. We will vote shares held in each sub-account for which no timely instructions are received in proportion to all instructions received for the sub-account. We will also vote in the same proportion our shares held in the Separate Account that do not relate to the Policies.

We will compute the number of votes that a policy owner has the right to instruct on the record date established for the portfolio. This number is the quotient of

         o       Each Policy owner's Policy Value in the sub-account divided by

         o         The net asset  value of one share in the  portfolio  in which the  assets of the  sub-account  are

                  invested


We may disregard voting instructions Policy owners initiate in favor of any change in the investment policies or in any investment adviser or principal underwriter. Our disapproval of any change must be reasonable. A change in investment policies or investment adviser must be based on a good faith determination that the change would be contrary to state law or otherwise is improper under the objectives and purposes of the portfolios. If we do disregard voting instructions, we will include a summary of and reasons for that action in the next report to Policy owners.


                                        DIRECTORS AND PRINCIPAL OFFICERS OF

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY


Thomas J. Cusack*             Director, Chairman, President and Chief Executive
                                            Officer   of   TOLIC   since   1997.
                                            Director,    President   and   Chief
                                            Executive  Officer  of  TOLIC  since
                                            1995.   Senior  Vice   President  of
                                            Transamerica  Corporation  from 1993
                                            to 1995. Vice President of Corporate
                                            Development   of  General   Electric
                                            Company from 1989 to 1993.

Nooruddin                                   S. Veerjee, FSA* Director, President
                                            of Group  Pension  Division of TOLIC
                                            since 1993. Senior Vice President of
                                            TOLIC   from  1992  to  1993.   Vice
                                            President  of  TOLIC  from  1990  to
                                            1992.

James W. Dederer, CLU*                      Director, Executive Vice President
                                              General Counsel and Corporate
                                            Secretary of TOLIC since 1988.

David E. Gooding*                   Director, Executive Vice President and Chief
                                        Information Officer of TOLIC since 1992.

T.   Desmond    Sugrue*                     Director   and
                                            Executive  Vice  President  of TOLIC
                                            since 1997. Senior Vice President of
                                            TOLIC    from    1996    to    1997.
                                            Self-employed - Consulting from 1994
                                            to 1996. Employed at Bank of America
                                            from 1988 to 1993.

Robert  Abeles*  Director,                   Executive  Vice
                                            President   and   Chief    Financial
                                            Officer   of   TOLIC   since   1996.
                                            Executive  Vice  President and Chief
                                            Financial     Officer    of    First
                                            Interstate  Bank of California  from
                                            1990 to 1996.

Nicki  Bair*                             Senior Vice President of TOLIC
                                            since 1996.  Vice President of TOLIC
                                            from 1991 to 1996.

Roy Chong-Kit*                               Senior Vice President and
                                            Actuary of TOLIC  since  1997.  Vice
                                            President  and Actuary of TOLIC from
                                            1995 to 1997.  Actuary of TOLIC from
                                            1988 to 1995.

Bruce Clark* Senior Vice President and Chief Actuary of TOLIC since 1996. Vice President and Actuary of TOLIC from 1994 to 1996. Vice President and Associate Actuary of TOLIC from 1988 to 1994.

Daniel E. Jund, FLMI*                 Senior Vice President of TOLIC since 1988.

Karen MacDonald*                 Director, Senior Vice President and Corporate
                                            Actuary of TOLIC since 1995.  Senior
                                            Vice President and Corporate Actuary
                                            from 1992 to 1995.

William  N. Scott,  CLU,  FLMI**             Senior Vice
                                            President of TOLIC since 1993.  Vice
                                            President  of  TOLIC  from  1988  to
                                            1993.

Claude  W. Thau, FSA**                       Senior Vice President
                                            of TOLIC since 1996.  Vice President
                                            of TOLIC from 1985 to 1996.

Ron  F. Wagley*                          Senior Vice President and
                                            Chief Agency  Officer of TOLIC since
                                            1993.  Vice  President of TOLIC from
                                            1989 to 1993.

William R.  Wellnitz,   FSA***            Senior  Vice
                                            President and Actuary of TOLIC since
                                            1996. Vice President and Reinsurance
                                            Actuary of TOLIC from 1988 to 1996.

*The business address is 1150 South Olive Street, Los Angeles, California 90015. **The business address is 1100 Walnut Street, 23rd Floor, Kansas City, Missouri 64106. ***The business address is 401 North Tryon Street, Charlotte, North Carolina 28202.

The depositor is insured under a broad manuscript fidelity bond program with coverage limits of $40,000,000. The lead underwriter is Continental Casualty Company of Chicago, Illinois.


                                                    DISTRIBUTION


Transamerica Securities Sales Corporation acts as the principal underwriter and general distributor of the Policies. Transamerica Securities Sales Corporation is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers. Broker-dealers sell the Policies through their registered representatives who are appointed by us.

We pay to broker-dealers who sell the Policy commissions based on a commission schedule. After the date of issue or an increase in face amount, commissions will be 90% of the first-year payments up to a payment amount we established and 5% of any excess. After the first year, commissions will be 2% of payments plus 0.30% of unloaned Policy Value. To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.


We intend to recoup commissions and other sales expenses through


     o    The payment expense charge

     o    The surrender charge


     o Investment earnings on amounts allocated under the Policies to the Fixed Account

Commissions paid on the Policies, including other incentives or payments, are not charged to Policy owners or to the Separate Account.

                                     REPORTS

We will maintain the records for the Separate Account. We will promptly send you statements of transactions under your Policy, including

     o    Payments

     o    Changes in face amount

     o    Changes in death benefit option

     o    Transfers among sub-accounts and the Fixed Account

     o    Partial withdrawals

     o    Increases in loan amount or loan repayments


     o    Lapse or default for any reason


     o    Reinstatement


We will send an annual statement to you that will summarize all of the above transactions and deductions of charges during the Policy year. It will also set forth the status of the death benefit, Policy Value, surrender value, amounts in the sub-accounts and Fixed Account, and any Policy loans. We will send you such reports containing financial statements and other information for the portfolios as the 1940 Act requires.


                             PERFORMANCE INFORMATION


We may advertise "Total Return" and "Average Annual Total Return" performance information based on the periods that the portfolios have been in existence. The results for any period prior to the Policies being offered will be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the sub-accounts and the portfolios.


Total return and average annual total return are based on the hypothetical profile of a representative Policy owner and historical earnings and are not intended to indicate future performance. "Total return" is the total income generated net of certain expenses and charges. "Average annual total return" is net of the same expenses and charges, but reflects the hypothetical return compounded annually. This hypothetical return is equal to cumulative return had performance been constant over the entire period. Average annual total returns are not the same as yearly results and tend to smooth out variations in the fund's return.


Performance information under the Policies is net of portfolio expenses, mortality and expense risk charges, administration charges, monthly insurance protection charges and surrender charges.


We take a representative Policy owner and assume that

     o    The Insured is a male Age 36, standard non-smoker underwriting class

     o The Policy owner had allocations in each of the sub-accounts for the fund durations shown, and

     o    There was a full surrender at the end of the applicable period

We may compare performance information for a sub-account in reports and promotional literature to

     o    Standard & Poor's 500 Stock Index ("S & P 500")

     o    Dow Jones Industrial Average ("DJIA")

     o    Shearson Lehman Aggregate Bond Index

     o Other unmanaged indices of unmanaged securities widely regarded by investors as representative of the securities markets

     o Other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services

     o   Other   services,   companies,   publications,   or  persons   such  as
         Morningstar, Inc., who rank the investment products on performance or other criteria

     o    The Consumer Price Index


Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administration charges, separate account charges and fund management costs and expenses. Performance information for any sub-account reflects only the performance of a hypothetical investment in the sub-account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in reviewing market conditions during a period and in considering a fund's success in meeting its investment objectives.


In advertising, sales literature, publications or other materials, we may give information on various topics of interest to Policy owners and prospective Policy owners. These topics may include

     o The relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing)

     o The advantages and disadvantages of investing in tax-deferred and taxable investments

     o    Customer profiles and hypothetical payment and investment scenarios

     o    Financial management and tax and retirement planning


     o   Investment  alternatives to certificates of deposit and other financial
         instruments,   including  comparisons  between  the  Policies  and  the
         characteristics of, and market for, the financial instruments.

In each table below, "One-Year Total Return" refers to the total of the income generated by a sub-account, based on certain charges and assumptions as described in the respective tables, for the one-year period ended December 31, 1996. "Average Annual Total Return" is based on the same charges and assumptions, but reflects the hypothetical annually compounded return that would have produced the same cumulative return if the sub-account's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in annual performance return, they are not the same as actual year-by-year results.

                                          Table 1: SUB-ACCOUNT PERFORMANCE
            (Net of all Charges and Assuming Surrender of the Policy)


The following performance information is based on the periods that the portfolios have been in existence. The data is net of expenses of the portfolios, all sub-accounts charges, and all Policy charges (including surrender charges) for a representative Policy. It is assumed that the Insured is Male, Age 36, standard nonsmokerunderwriting class, that the face amount of the Policy is $250,000, that an annual payment of $3,000 (approximately the guideline level premium) was made at the beginning of each Policy year, that all payments were allocated to each sub-account individually, and that there was a full surrender of the Policy at the end of the applicable period.

                                                       Years
                                        10 Years       Since
            One-Year                    or Life      Inception

Portfolios   Total            5       of Portfolio   (if less
             return         Years      (if less)     than 10)

-----------------------------------------------------------------


Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. One-year total return and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio in which a sub-account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

                        Table II: SUB-ACCOUNT PERFORMANCE
            (Excluding Monthly Policy Charges and Surrender Charges)


The following performance information is based on the periods that the portfolios have been in existence. The performance information is net of total portfolios expenses, all sub-account charges, and premium tax and expense charges. The data does NOT reflect monthly charges under the Policies or surrender charges. It is assumed that an annual payment of $3,000 (approximately one Guideline Annual Premium) was made at the beginning of each Policy year and that all payments were allocated to each sub-account individually.

                                                         Years
                                         10 Years        Since

             One-Year                    or Life       Inception
              Total            5       of Portfolio     (if less
Portfolios    return         Years      (if less)       than 10)




Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. One-year total return and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio in which a sub-account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

                                LEGAL PROCEEDINGS


There are no pending legal proceedings involving the Separate Account or its assets. Transamerica is not involved in any litigation that is materially important to its total assets.



                ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS


We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the sub-accounts. We may redeem the shares of a portfolio and substitute shares of another registered open-end management company if

     o    The shares of the portfolio are no longer available for investment or

     o In our judgment further investment in the portfolio would be improper based on the purposes of the Separate
     Account ................................or the affected sub-account

Where the 1940 Act or other law requires, we will not substitute any shares respecting a Policy interest in a sub-account without notice to Policy owners and prior approval of the SEC and state insurance authorities. The Separate Account may, as the law allows, purchase other securities for other policies or allow a conversion between policies on a Policy owner's request.

We reserve the right to establish additional sub-accounts funded by a new portfolio or by another investment company. Subject to law, we may, in our sole discretion, establish new sub-accounts or eliminate one or more sub-accounts.

Shares of the portfolios are issued to other separate accounts of Transamerica and its affiliates that fund variable annuity contracts ("mixed funding"). Shares of the portfolios are also issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life Policy owners or variable annuity Policy owners. Transamerica does not believe that mixed funding is currently disadvantageous to either variable life insurance Policy owners or variable annuity Policy owners. Transamerica will monitor events to identify any material conflicts among Policy owners because of mixed funding. If Transamerica concludes that separate portfolios should be established for variable life and variable annuity separate accounts, we will bear the expenses.

We may change the Policy to reflect a substitution or other change and will notify Policy owners of the change. Subject to any approvals the law may require, the Separate Account or any sub-accounts may be


     o    Operated as a management company under the 1940 Act

     o    Deregistered under the 1940 Act if registration is no longer required
                OR

     o    Combined with other sub-accounts or our other separate accounts

                                                FURTHER INFORMATION

We have filed a 1933 Act registration statement for this offering with the SEC. Under SEC rules and regulations, we have omitted from this prospectus parts of the registration statement and amendments. Statements contained in this prospectus are summaries of the Policy and other legal documents. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C., on payment of the SEC's prescribed fees.

                                      MORE INFORMATION ABOUT THE FIXED ACCOUNT


This prospectus serves as a disclosure document only for the aspects of the Policy relating to the Separate Account. For complete details on the Fixed Account, read the Policy itself. The Fixed Account and other interests in our General Account are not regulated under the 1933 Act or the 1940 Act because of exemption and exclusionary provisions. 1933 Act provisions on the accuracy and completeness of statements made in prospectuses may apply to information on the fixed part of the Policy and the Fixed Account. The SEC has not reviewed the disclosures in this section of the Prospectus.

GENERAL DESCRIPTION - You may allocate part or all of your net payments to accumulate at a fixed rate of interest in the Fixed Account. The Fixed Account is a part of our General Account. The General Account is made up of all of our general assets other than those allocated to any separate account. Allocations to the Fixed Account become part of our General Account assets and are used to support insurance and annuity obligations.

FIXED ACCOUNT INTEREST - We guarantee amounts allocated to the Fixed Account as to principal and a minimum rate of interest. The interest rates credited to the portion of Policy Value in the Fixed Account are set by us, but will never be less than 4% per year. We may establish higher interest rates and the initial interest rates and the renewal interest rates may be different. We will guarantee initial rates on amounts allocated to the Fixed Account, either as payments or transfers, to the next Policy anniversary. At each Policy anniversary, we will credit the then renewal interest rate effective on that date to money remaining in the Fixed Account. We will guarantee this rate for one year. These interest rates do not apply to the portion of the Policy Value in the Fixed Account which secures any outstanding loan. See below "TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND POLICY LOANS."

TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND POLICY LOANS - If a Policy is surrendered or if a partial withdrawal is made, a surrender charge or partial withdrawal charge may be imposed. On a decrease in face amount, the surrender charge deducted is a fraction of the charge that would apply to a full surrender. We deduct partial withdrawals from the portion of the Policy Value allocated to the Fixed Account on a last-in/first out basis.

The first 12 transfers in a Policy year are free. After that, we will deduct a $10 transfer charge for each transfer in that Policy year. (We may increase the charge to a maximum of $25.) The transfer privilege is subject to our consent and to our then current rules.

Policy loans may also be made from the portion of the Policy Value in the Fixed Account. We will credit that part of the Policy Value that is equal to any outstanding loan with interest at an effective annual yield of at least 6.0% (7.5% for preferred loans).

We may delay transfers, surrenders, partial withdrawals, net death benefits and Policy loans from the Fixed Account for up to six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on policies that we or our affiliates issue will not be delayed.


                                                FINANCIAL STATEMENTS


Financial Statements for Transamerica are included in this prospectus, starting on the next page. Transamerica Occidental Life Separate Account VUL-1 has not yet commenced operations and, therefore, no financial statement is included for the Separate Account. The financial statements of Transamerica should be considered only as bearing on our ability to meet our obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                                      Part II

Undertaking To File Reports
Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Rule 484 Undertaking

Article V, Section I, of Transamerica's Bylaws provides: Each person who was or is a party or is threatened to be made a party to or is involved, even as a witness, in any threatened, pending, or completed action, suit, or proceeding, whether civil criminal, administrative, or investigative (hereafter a
"Proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation that was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "Agent"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by statutory and decisional law, as the same exists or may hereafter be interpreted or amended (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing, in any Proceeding (hereafter "Expenses"); provided, however, that except as to actions to enforce indemnification rights pursuant to Section 3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right. (It is the Corporation's intent that these bylaws provide indemnification in excess of that expressly permitted by Section 317 of the California General Corporation Law, as authorized by the corporation's Articles of Incorporation.)



Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Representations Pursuant to Section 26(e) of the Investment Company Act of 1940

Transamerica hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed byTransamerica.

                                       CONTENTS OF THE REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.
Cross-reference to items required by Form N-8B-2. The prospectus consists of ____ pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484 under the Securities Act of 1933. Representations Pursuant to Section 26(e) of the Investment Company Act of 1940

The signatures.

Written consents of the following persons:

     1.    Ernst & Young L.L.P. 1/
     2.    Opinion of Counsel
     3.     Actuarial Opinion  1/

The following exhibits:

     1.    Exhibit 1
     (Exhibits required by paragraph A of the instructions to Form N-8B-2)

           (1) Certified copy of Resolutions of the Board of Directors of the Company of December 6, 1996 establishing the Transamerica Occidental Life Separate Account
                  VUL-1.

           (2)    Not Applicable.

           (3)    (a)    Form of  Distribution  Agreement  between  Transamerica
                         Securities Sales  Corporation  and  Transamerica
                         Occidental  Life  Insurance  Company.


                  (b)    Form  of  Sales  Agreement  between  Transamerica  Life
                           Companies, Transamerica Securities Sales Corporation
                         and Broker-Dealers

                  (c)    Schedules of Sales Commissions 1/

           (4)    Not Applicable.

           (5) Forms of Policy and Policy riders filed herewith.

           (6)    Organizational documents of the Company, as amended

           (7)    Not Applicable.

                         (8)  Form  of  Participation   Agreement  between
Transamerica Variable Insurance Fund, Inc., Transamerica Securities Sales Corporation and Transamerica Occidental Life Insurance Company.

           (9) Administrative Agreements between TOLIC and Allmerica 1/

           (10)   Form of Application

     2. Form of Policy and Policy riders are included in Exhibit 1 above.

     3. Opinion of Counsel is filed herewith.

     4.    Not Applicable.

     5.    Not Applicable.

     6.    Actuarial consent 1/

     7. Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) under the 1940 Act which includes conversion procedures pursuant to Rule 6e-3(T)(b)(13)(v)(B) 1/

     8.    Consent of Independent Accountants 1/

     1/ To be filed with subsequent amendment.

                                               FORM S-6 EXHIBIT TABLE




 Exhibit 1     Resolution of Board of Directors

 Exhibit 3 (a) Form of Distribution Agreement
           (b) Form of Sales Agreement

 Exhibit 5      Forms of Policy and Riders

 Exhibit 6     Articles of Incorporation and Blaws

 Exhibit 8     Form of Participation Agreement

 Exhibit 10    Application of Policy